


RECD S.E.C.
APR 22 2003
1086

GBC® Connecting WITH

2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

GBC and Subsidiaries

Operations for the Year		2002		2001
(000's omitted except per share amounts, ratio data and number of empoyees)				
Net Sales	$	**701,728**	$	711,943
Segment Operating Income	$	**77,583**	$	75,537
Net Income (Loss) before Cumulative Effect of Accounting Change	$	**(986)**	$	(19,471)
Net Income (Loss)	$	**(80,010)**	$	(19,471)
Net Income (Loss) Per Common Share — Basic and Diluted	$	**(5.04)**	$	(1.24)

At Year-End				
Working Capital	$	**104,138**	$	165,323
Total Assets	$	**551,978**	$	719,170
Total Debt	$	**341,420**	$	418,468
Total Debt, Net of Cash and Investments	$	**323,169**	$	358,532
Stockholders' Equity	$	**42,131**	$	123,855
Number of Common Shares Outstanding		**15,941**		15,796
Number of Employees		**4,253**		4,490

FIVE-YEAR HIGHLIGHTS

(amounts in millions)



$877 $836 $825 $712 $702
'98 '99 '00 '01 '02
NET SALES
$513 $459 $398 $359 $323
'98 '99 '00 '01 '02
NET DEBT
$115 $72 $99 $76 $78
'98 '99 '00 '01 '02
SEGMENT OPERATING INCOME

This Annual Report is bound using our USP™ and DigiCoil™ systems with our Color Coil™ binding element. The outside front and back covers are laminated with GBC 8200 Satin Finish Polyester film, developed to maintain color consistency while creating a medium-gloss finish that resists scratches. If you would like further information about any of GBC's products, please call 1.800.723.4000.

GBC® AT A GLANCE


2002
OFFICE PRODUCTS GROUP
DOCUMENT FINISHING GROUP
FILMS GROUP
EUROPE GROUP
CONSUMER
CORPORATE
GRAPHIC ARTS
GRAPHIC ARTS/ INDUSTRIAL APPLICATIONS
CONSUMER/ CORPORATE/ INDUSTRIAL
2003
COMMERCIAL & CONSUMER GROUP
INDUSTRIAL & PRINT FINISHING GROUP
EUROPE GROUP
A WORLD LEADER
Developing and marketing products that bind, laminate and display information at work, school and home.
A WORLD LEADER
Developing and marketing professional-grade binding and laminating equipment and supplies.
A EUROPEAN LEADER
Developing and marketing products that bind, laminate and display information at work, school and home.

2002 RESULTS

(in millions)

DOCUMENT FINISHING GROUP
- FILMS GROUP
- OFFICE PRODUCTS GROUP
- EUROPE GROUP
- OTHER


$186
$144
$41
$235
$96

SALES


$18.5
$25.5
$3.6
$1.4
$28.7

SEGMENT OPERATING INCOME

CONTENTS




YOU







COMMERCIAL & CONSUMER GROUP
EUROPE GROUP

Developing and marketing
consumer-ready products



INDUSTRIAL & PRINT FINISHING GROUP

Developing and marketing
products to professional customers





Used in mass production or
sophisticated, professional applications



FOR WORK, SCHOOL AND HOME





Everywhere


SCHOOL





GBC® Connecting

WITH YOU EVERYWHERE

LETTER TO SHAREHOLDERS

Energy and enthusiasm are building at GBC. We have completed a solid year of stabilization and accomplishment – our revenue base has stabilized, our profitability has improved, and we have continued to reduce our debt. We entered 2003 knowing we will continue to face a challenging economic and political environment. Nonetheless, we are very encouraged by the promising outlook for GBC, and proud of the foundation we set in 2002 to drive sustained growth in cash flows and shareholder value.

Last year's annual report laid out three things. *First, our strengths:* excellence in people, products and branding, reaching consumers, and manufacturing and strategic sourcing. *Second, our challenges:* excess overhead costs, incomplete integration of prior acquisitions, and soft growth in several key markets. *Third, our plan:* GBC's Operational Excellence Program, a newly-instituted continuous improvement process using the "80/20 approach" of simplification, segmentation and rationalization, which combines revenue and operational improvements across all of the Company's business units.

In 2002, we set ambitious targets, and I am pleased to say that we delivered on the bulk of those expectations. This year's report shares the progress we have made, as well as our continued focus on driving long-term profitable growth.

SETTING THE FOUNDATION

Setting a strong foundation through the Operational Excellence Program was the focal point for most of our activities in 2002. We set three primary goals for the year:

- *Stabilizing the top line.* We achieved this, maintaining GBC's revenue base in the $700 million range. Although market conditions were difficult, we produced a modest sequential increase in overall sales each quarter during the year. We accomplished this by raising prices selectively, focusing on our more profitable brands and products, introducing high-margin products, and entering new markets.

- *Simplifying and rationalizing our businesses to improve profitability.* Our success in this area helped to improve our profitability, most notably in the higher gross profit margin we posted for the year. As we have continued to rationalize our products, we also continued to reduce the number of our manufacturing and distribution facilities. In addition, we have become better at managing our sourcing and manufacturing operations to achieve higher profitability. During the year, we also put all of our North American businesses on the same IT platform to enhance communication and our ability to manage operations better. This followed the successful rollout of a similar common system for our international businesses.

- *Improving our capital structure.* We continued to generate cash flow during the year, allowing us to cut our net debt by $35 million. As a result, we reduced the size of our primary credit facility from $290 million to $250 million. Just as important, our stronger cash flows and lower debt resulted in material improvements in several important credit ratios, such as debt to cash flow.

All of these improvements help to better position us this year as we move forward with the planned refinancing of our primary credit facility.

REALIGNING THE ORGANIZATION

As we evaluated our organizational structure last year, we faced a number of challenges, including channel conflicts, communication difficulties, redundant operations and services, and underused valuable competencies in sales, marketing and engineering.

Our solution was to organize around our *customers*, those who sell our products directly or use our products in their own operations, and the *end-consumers* of our products, those who buy from us or from our customers.

In North America, we consolidated three primary business groups into two: the Commercial & Consumer Group ("CCG"), which leverages GBC's leadership in binding, laminating and visual communication products in the work, school and home environments, and the Industrial & Print Finishing Group ("IPFG"), which serves print-for-pay, commercial print, and non-graphic industrial customers who use GBC's professional-grade finishing equipment and supplies. This allows


SETTING THE FOUNDATION
GROWTH AND DEVELOPMENT
– Realign the Organization
– Stabilize Revenues
– Simplify
– Execute Operational Excellence
– Focus on Consumer
– Recognize/Recruit Talent
– Improve Capital Structure
– Focus on Key Markets
– Emphasize Marketing/Branding
– Develop New Products
– Sell Solutions
– Develop People
– Explore Strategic Opportunities
– Sustainable/Profitable Growth

us to better understand the needs of both our customers and our end-consumers, and to clearly focus our products and services around profitably satisfying their needs. This single point of contact approach makes it easier for customers to do business with us and builds enduring relationships.

EMPHASIZING OUR STRONG BRANDS

One of GBC's strengths always has been strong brands. Many of these brands were added through acquisitions, and some of them competed in the same markets. In addition, our store displays and packaging were not always reinforcing consistent brand identities. It was clear that we were underinvesting in the marketing of our brands, and the efforts and money we were spending were spread too thinly.

Today, we center our attention on two brands across all of our markets: GBC® and Quartet®. In Europe, we have a third brand, Ibico®, which is also well-established. We are hard at work improving these brands in three ways:

– Moving from reacting to customer and end-consumer demands to actively *building the brands* by better understanding their needs through market research,

– Starting to meet these needs by delivering *communication, organization and finishing solutions* through innovative products, which reinforce the full strength of our brands, and

– Changing our focus to *creating brand equity* by delivering consistency and quality, which will allow us to earn premium prices and increase profits.

The changes and investments we are making take a number of forms: better category management, simpler product assortments, consumer-friendly packaging, and increased service levels, marketing support and cross-selling. As we move forward, we will continue to increase our investment in sales and marketing support for our brands. These steps will make our brands more meaningful and valuable to our customers and end-consumers.

INNOVATING NEW PRODUCTS AND SERVICES

Better products and new applications drive higher demand, and higher demand drives pricing opportunities and greater profitability. In 2002, we intensified our product development efforts, beginning with research to help us understand more clearly what end-consumers need, then creating higher-value products to satisfy these desires. This strategy solidifies our positions with our customers and end-consumers and drives higher margins for GBC.

We also began to focus on opportunities in the education and home environments. We have already begun to see promising results with mass-market customers that serve the home market – a new channel with solid growth potential. In this channel, CCG successfully developed and introduced an entirely new line of dry erase and bulletin boards with stylish designs for use in kitchens, children's rooms and other areas of the home environment. New repositionable, pressure-sensitive laminating films for pictures and artwork have also been introduced for this market channel. For the office environment, a new line of workstation boards has been designed for mounting on cubicle walls.

IPFG is leveraging its state-of-the-art extrusion coating capabilities and technology expertise to both expand its current print finishing markets and to capitalize on new industrial and packaging applications. New automated punching and binding machines are being introduced, and new laminating machines and film are being developed that continue to revolutionize the wide-format and commercial print marketplace. For example, new films have been created for use in sealing food and drug packaging, such as orange juice and medicine bottles, and others allow printers the ability to print directly on our films, eliminating the need for paper and other print media.

CCG and IPFG continue to identify and capitalize on a growing number of similar markets and applications that provide excellent growth opportunities.

CHANGING OUR FOCUS TO GROWTH

We are well on our way to achieving the goals we set under our Operational Excellence Program – our profitability is improving and we have established a strong foundation for growth. Now, our priorities are to ensure that our continuous improvement processes stay on track and to increase our focus on creating profitable revenue initiatives. As we redirect resources to profitable products, customers, and processes and focus them on providing key customers with new value-added products and applications, we will create sustainable growth in cash flows and shareholder value.

CONNECTING THE SUCCESSES OF 2002 WITH OUR FUTURE

Although the challenges we faced in 2002 are continuing in 2003, the achievements we posted in 2002 have positioned us well for the future. We have begun to identify growth opportunities in each of our business segments and align ourselves to better capitalize on these opportunities. As we move forward, we will have a narrower and intensified focus across our geographic reach, our products and our customers. We will build greater competencies in marketing, branding and sales, and we will use these as key competitive advantages.

We will also expand our operating model to emphasize alliances and partnering to help mitigate risks and costs, as well as to optimize and accelerate the introduction of best practices and new technologies. We remain confident that these efforts, coupled with our leading worldwide market positions and strong customer relationships, will help us deliver continuing improvements in performance and shareholder value throughout the coming years.

GBC has a bright future thanks to our loyal customers and end-consumers, valuable suppliers, dedicated employees, and supportive shareholders. On behalf of the Board of Directors, I want to extend my appreciation to all of you. We will continue our efforts to make GBC a great company to work for, do business with, and invest in.



Dennis J. Martin

Chairman the of the Board, President and Chief Executive Officer

Setting
THE FOUNDATION

TRANSFORMING GBC TO CREATE PROFITABLE AND SUSTAINABLE GROWTH

Two years ago, we had a strong manufacturing orientation, with sales organized by product line. Acquisitions in the late 90's left our balance sheet highly leveraged. Our brands had solid reputations, but our marketing efforts were not clearly focused and, in many cases, were spread too thinly over redundant or similar products. Sales personnel from different business groups frequently called on the same customers. Our telemarketing efforts were handled out of multiple centers and were not coordinated. And, our information systems varied from one business unit to the next.

Clearly, this was not the way to grow.

The year 2002 brought important changes. We researched what our *customers* (wholesalers, contract stationers, superstores, mass marketers, print finishers, and industrial applications users) and our *end-consumers* (at work, school and home) really need. The research showed us our strengths – and what more we needed to do to satisfy our customers and end-consumers. We committed to reorganize our company around these critical audiences.

Reorganization began with our Operational Excellence Program, which centered on continuous improvement and using the "80/20 approach," where 20% of our customers, products and processes account for 80% of our profits and growth opportunities. So, we turned our focus to that 20%.

We combined three North American business groups into two. We consolidated our brands into just three: GBC, Quartet, and Ibico (in Europe only). We cut thousands of products that were not providing value, good margins and growth opportunities for us and our customers. We significantly reduced the number of our manufacturing and distribution facilities and strengthened our sourcing teams. And, we consolidated our IT platforms and customer-service centers.

Our two new business groups, the Commercial & Consumer Group and the Industrial & Print Finishing Group, are now sharing resources and supporting each other -- rather than competing with each other. We are changing GBC's culture to center on creating solutions for our *end-consumers*, to better organize and communicate their ideas and enhance their printed materials. We are saving our *customers* time and money with better products and services, and we are partnering and consulting with them to help them grow their businesses more profitably. As we make GBC more attractive to these business partners, we are helping each other to further capitalize on existing and new market opportunities.

Finally, we are using savings resulting from the Operational Excellence Program to increase investment in our people, brands and product development.

Today, GBC is a world leader in products that bind, laminate, and display information so people can accomplish more at work, school and home. This is a solid foundation for growth.

Realigning
THE ORGANIZATION

SIMPLIFYING OUR "GO-TO-MARKET" STRATEGY

GBC operates in many markets around the world. Before reorganization, GBC had three business groups in North America: The Office Products Group, which targeted end-consumers needing binding, laminating and visual communication solutions; the Document Finishing Group, which supplied binding products and services for both corporate and graphic arts customers and end-consumers; and the Films Group, which provided lamination products and services to many of the same graphic arts customers, as well as to industrial applications businesses.

Eliminating these overlaps and aligning marketing, sales and support functions to focus on our key customers and end-consumers now allows us to connect with them more efficiently and profitably through our two new Groups and our Europe Group:

- *Commercial & Consumer Group* ("CCG") – a combination of the Document Finishing Group, Office Products Group, and the Education division. CCG is focusing on branding and marketing strategies that leverage GBC's leadership among customers of its binding, laminating and visual communication products in the work, school and home environments.
- *Industrial & Print Finishing Group* ("IPFG") – a combination of the Films Group and the Automated Finishing division. IPFG targets printers and print finishers who use GBC's professional-grade finishing equipment and supplies to enhance the value of the products they provide to their own customers.
- *Europe Group* – a business operating throughout Europe that markets many of the same products and services as the CCG and IPFG units.

The benefits are already apparent. Corporate Express, a major office products distributor, awarded CCG its prestigious 2002 "Supplier of the Year" award for excellence in overall service levels, logistics, marketing, innovative product introductions, sales support and communications in the office products category.

We also are excited to see a higher level of communication and cooperation between our business groups. CCG provides IPFG with expertise in customer/consumer brand management, and IPFG provides high-end technology resources to CCG.

The result of this improved alignment is a clear connection with our customers and end-consumers that will help us discover and pursue creative new ways to add profitable revenues.



DFG
Desktop Finishing
Information Packaging
OPG
Visual Communication
Document Protection
Presentation Products
COMMERCIAL & CONSUMER GROUP
COMMUNICATION & ORGANIZATION SOLUTIONS at work, school and home.
FILMS
Professional Lamination
Technology Development
INDUSTRIAL BINDING
Automated Finishing
Technology Development
INDUSTRIAL & PRINT FINISHING GROUP
PROFESSIONAL PRINT FINISHING SOLUTIONS




GBC
CombBind C100
CombBind C100
Clear View
Presentation Tabs


GBC


GBC
DocuSeal Laminator





Branding

FOR GROWTH

BUILDING ENDURING AND PROFITABLE RELATIONSHIPS

A key to our success is building long-lasting and profitable relationships by listening to our customers and end-consumers, consistently delivering the high-quality, innovative solutions they need, while communicating how our branded products and services help them succeed in their businesses and daily lives.

In 2002, we conducted extensive research to better understand and expand the unique relationships we have with our customers and end-consumers – determining what they think about GBC and what we can do to enhance those relationships. We are using this research to strengthen the emotional bond with GBC brands, helping them accomplish more at work, school and home.

For our *end-consumers*, this means providing them with communication and organization solutions to *express* themselves, to *organize* their important activities and to effectively *connect* with others in a way that projects the right image and shows their personal style. On the other hand, for our *customers*, this means helping them capitalize on profitable growth opportunities in their own businesses by providing solutions that save them time and money, such as with our high-speed punching and binding equipment. We help them better meet the needs of their customers, such as with our high-quality, special purpose laminating films used in a wide variety of graphic applications, ranging from book covers to large graphic displays for store windows and trade shows.

We are also narrowing our focus in North America to our two key brands, GBC and Quartet, to leverage our marketing investments and strategies and build on the strong presence these brands already have in our markets. Creating strong GBC brands helps drive premium prices as well as ensures greater success when introducing new products, entering new markets, attracting new customers, and generating increased customer and end-consumer loyalty which, in turn, drives greater profitability.

Another element in building our brands is connecting the GBC message with customers and end-consumers through packaging. GBC recently developed new product packaging with a distinctively clean look, clear message and strong consumer connection. The design conveys a powerful and fresh image of GBC, reflecting a company that is forward-thinking, savvy and better able to satisfy the needs of customers and end-consumers.

We believe that connecting with our customers and end-consumers to understand and deliver what they need, communicating our unique messages and building our valuable brands will strengthen our long-term relationships and drive profitable growth for GBC.


PRESIDENTIAL PHYSICAL FITNESS AWARD
PARK RIDGE TRAVELING TEAM

DEPT. MEETING -
WEDNESDAY 3:30
Call Paul
ext. 42
eraser
THINGS TO DO



Innovating

NEW PRODUCTS AND SERVICES

GIVING CUSTOMERS AND END-CONSUMERS WHAT THEY WANT

Listening to our customers and end-consumers and delivering what they need is fundamental to developing profitable products and services and growing our business. We are meeting this challenge by focusing on fewer brands and products while increasing our investment in developing new products and applications. As a result, we are delivering innovative solutions across all of our brands.

The Industrial & Print Finishing Group is focused on leveraging its technology expertise to create new products for both its core business with commercial printers and print-for-pay finishers, as well as for new opportunities in the industrial marketplace. For example, IPFG has recently developed specialized films to seal food and drug packaging. To help professional customers run their businesses with greater efficiency, IPFG launched the Quantum™, a new punching machine that reduces set up time from hours to minutes. StreamPunch™, a new in-line punching and collating system, will be introduced soon to meet the needs of GBC's printing partners, such as Xerox® and Ricoh®. Several laminating machines and revolutionary films have also been developed that capitalize on opportunities in the commercial print finishing and growing wide-format markets. SecureFilm™ eliminates the need to print on paper or other media by allowing wide-format graphic images to be applied directly to the film, and AccuShield™ represents a new coating technology which replaces traditional laminating film, adhering only to the media and eliminating the need for trimming.

Efforts by the Commercial & Consumer Group also resulted in a variety of innovative product introductions during 2002. One example is a pressure-sensitive laminating film that can be "repositioned for perfection" during the first 24 hours. This product is ideal for crafters and students and has been well-received by our customers. To expand dry-erase and bulletin boards beyond conference room and office walls, CCG introduced a line of workstation boards specifically designed and sized for cubicles. CCG also identified a new opportunity in the home market for unique and stylish writing, message and calendar/planning boards. These are used by moms on refrigerators and by their telephones, as well as by children in their rooms and lockers. More importantly, these products provided CCG the opportunity to enter the "mass market" channel with customers like Wal-Mart®, offering promising growth potential.

As we move forward, our goal is to continue to innovate and broaden our already impressive line of products for work, school and home. To do this, we are increasing our investments in engineering and product development – to create new product solutions – and in marketing and research – to better connect with our customers and end-consumers to help fulfill their needs and expectations.


GBC
HeatSeal H200


TOTAL ASSETS
(billions of dollars)
NET INCOME
(millions of dollars)
20%




Purification Proposal

Connecting

WITH OUR FUTURE

LEVERAGING OUR STRENGTHS AND ACCOMPLISHMENTS FOR PROFITABLE GROWTH

In less than two years, GBC has accomplished a great deal. We performed a comprehensive review of our business and developed a sound Operational Excellence Program. We are on track to deliver the cost savings and profitability we promised. As a result, the back-to-basics approach our company successfully executed in 2002 has set a solid foundation for sustainable and profitable growth. In 2003, we expect this growth to continue, despite the economic and political challenges facing us and our customers.

We have simplified and focused our organizational structure, eliminating overlaps and inefficiencies in our market strategy, product development efforts and support functions.

The Commercial & Consumer Group leverages GBC's powerful brand names, market leadership in innovation, and valuable customer and consumer experiences. CCG will take advantage of opportunities for synergies in product development, manufacturing, marketing, distribution and customer service. Through improved alignment of sales and marketing activities, this business group will discover and pursue creative new ways to add profitable revenue growth.

The Industrial & Print Finishing Group serves as a consolidation point for all of our business partners who incorporate GBC's binding and laminating solutions into their own high-capacity copiers and printers. Additionally, IPFG is the launching pad for all future GBC partnerships with industry leaders in the finishing market to develop sophisticated, automated binding and laminating solutions.

Our mission is to move GBC from the manufacturing orientation of simply selling the products we make to an orientation of anticipating and delivering the solutions our customers and end-consumers need. As we continue to invest in building our strong brands, developing innovative products and supporting our customers, we know we can succeed.

We believe this approach of connecting GBC's strengths to profitable growth opportunities across our markets will strengthen our connection with our customers and end-consumers. Accomplishing these goals will grow our revenues, increase our operating earnings, and continue generating cash to improve our financial flexibility. By successfully executing this strategy, GBC will meet the high expectations set by its employees, business partners, customers, end-consumers and investors.

We believe there are few things more important than this.

FINANCIAL SUMMARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

GBC is engaged in the design, manufacture and distribution of office equipment, related supplies and laminating equipment and films. During 2002, GBC continued to evaluate its organization and created two new business groups - Commercial and Consumer ("CCG") and Industrial and Print Finishing ("IPFG"). The CCG was created through the combination of the former Document Finishing and Office Products Groups and is responsible for marketing the Company's binding, laminating, visual display (writing boards, bulletin boards, easels, etc.), and other products for use by consumers and commercial customers. The IPFG, which is comprised of the former Films Group and what was the Automated Products division of the Document Finishing Group, targets "print-for-pay" and other finishing customers who use GBC's professional grade finishing equipment and supplies. GBC's internal management reporting was not modified in 2002 to reflect the new business groups; therefore, the Company's segment reporting continues to be presented based upon four primary disaggregated business groups - Document Finishing, Films, Office Products and Europe. The Groups' revenues are primarily derived from:

Office Products Group

Products

- Visual display products
- Desktop binding and laminating machines
- Binding and laminating supplies
- Desktop accessories and document shredders

Customers/Channels

- Indirect

Document Finishing Group

Products

- Binding and punching equipment
- Binding supplies
- Custom and stock binders and folders
- Maintenance and repair services

Customers/Channels

- Direct (approximately 70%)
- Indirect (approximately 30%)

Films Group

Products

- Thermal and pressure sensitive-laminating films
- Mid-range and commercial high-speed laminators
- Large-format digital print laminators

Customers/Channels

- Primarily direct

Europe Group

Products

- The Europe Group distributes the Office Products and Document Finishing Groups' products to customers in Europe.

Customers/Channels

- Indirect (approximately 80%)
- Direct (approximately 20%)

The Office Product Group's products are sold through indirect channels including office products superstores, contract/commercial stationers, wholesalers, mail order, and retail dealers. The Document Finishing and Films Groups' products and services are primarily sold to the general office markets, commercial reprographic centers, educational and training markets, commercial printers and government agencies.

Between 1995 and 1998, GBC grew rapidly through a series of acquisitions. While the acquired entities contributed a significant amount of revenue to GBC, they also added significant new infrastructure and high debt levels. Further, integration of the acquisitions proved more difficult than management expected. Recognizing these issues, in 1999, the Company began implementation of a multi-phase process with the goal of returning GBC to long-term profitability. The first phase of the program included rationalization of SKU's and facilities, as well as headcount reductions. In 2000, GBC's operating results improved, and its debt levels were reduced. While the overall economic environment had a negative impact on the Company's results in 2001, GBC management continued to move forward with Phase II of the profit improvement program. In the fourth quarter of 2001, after a comprehensive six-month operational review, the Company launched its "Operational Excellence Program." This program is based upon a continuous improvement process which uses the "80/20 principles" of simplification, segmentation and intense focus. The goals of this program include: a) focusing on greater profitability and long-term revenue growth; b) streamlining and improving worldwide infrastructure; and c) generating cash to increase financial flexibility. The program has produced positive results in 2002 and is expected to continue with further operational and financial improvements in 2003, although there can be no assurance that such improvement will continue and to what extent. The savings from this program have helped to offset the effect of a challenging sales environment, fund investments related to new sales, marketing and product development initiatives, and reduce the Company's debt levels.

FINANCIAL RESULTS - 2002 COMPARED TO 2001

Sales

GBC reported 2002 net sales of $701.7 million, a decrease of 1.4% from 2001. The Company's sales have been negatively impacted by weak economic conditions in the United States. Net sales by business segment are summarized below (000 omitted):

	Year ended December 31,	
	2002	2001
Office Products Group	**$ 234,949**	$ 225,903
Document Finishing Group	**185,882**	194,439
Films Group	**143,993**	150,785
Europe Group	**95,886**	100,564
Other	**41,018**	40,252
Net Sales	**$ 701,728**	$ 711,943

The Office Products Group's sales increased by $9.0 million or 4.0% in 2002 when compared to 2001. The increase was primarily related to higher sales of certain supply items to retail customers. Sales for the Document Finishing Group decreased by $8.6 million or 4.4% in 2002 when compared to 2001. The Group was negatively impacted by weak equipment sales as a result of lower corporate capital spending, along with lower sales of custom supply products due to reduced corporate spending on meetings, training and presentations. The Films Group's sales decreased by $6.8 million or 4.5% in 2002 when compared to 2001. The sales decline was primarily due to lower sales of commercial laminating and digital print finishing supplies in the U.S. market. Sales of commercial laminating films have been negatively impacted by weakness in the book publishing market, while the digital print finishing business has experienced lower corporate spending for advertising, trade shows and media presentations. Net sales in Europe decreased $4.7 million or 4.7% in 2002 when compared to 2001, partially due to planned customer and product rationalization, along with overall economic weakness in Europe.

Gross Margins, Costs and Expenses

The Company's gross profit margin percentage in 2002 was 39.6% compared to 37.6% in 2001. Compared to the prior year, gross profit margin percentages increased in all business groups, except for Document Finishing, which was negatively impacted by a shift in the mix of revenues to certain lower-margin products. The improvement in business unit gross profit margin, despite lower manufacturing volumes, is primarily a result of selective price increases and GBC's continuing emphasis on efficiencies and cost reductions through its Operational Excellence Program. Additionally, the Company's overall gross profit margin improved in 2002 due to a significantly lower level of inventory rationalization and write-down charges compared to 2001.

Total selling, service and administrative expenses decreased $5.4 million in 2002 when compared to 2001. As a percentage of sales, selling, service and administrative expenses decreased 0.3 percentage points to 32.3% in 2002 compared to 2001. With the exception of the Office Products Group, which experienced a planned increase in spending on new product development and marketing programs, each of GBC's business groups realized lower expenses or remained relatively flat in 2002 when compared to 2001. The decreases were primarily due to lower variable selling expenses and cost management programs.

Operating Income

Segment operating income for GBC's business groups, which is calculated as net sales less product cost of sales, selling, service and administrative expenses and amortization of other intangibles, is summarized below (000's omitted):

	Operating Income Year ended December 31,	
	2002	2001
Office Products Group	**$ 28,717**	$ 25,903
Document Finishing Group	**18,478**	22,103
Films Group	**25,466**	26,176
Europe Group	**1,359**	(675)
Other	**3,563**	2,030
Operating income	**$ 77,583**	$ 75,537

Operating income in the Office Products Group increased $2.8 million due to higher sales and gross profit margin percentage, which were partially offset by higher planned selling, service and administrative expenses. The Document Finishing Group experienced a decrease of $3.6 million in operating income as lower selling, service and administrative expenses did not fully offset the lower level of sales. Operating income for the Films Group decreased $0.7 million due to the lower level of sales. The increase of $2.0 million in the Europe Group's operating income during 2002 compared to the operating loss in 2001 was due to lower selling, service and administrative expenses. The results of Other operations improved in 2002 due to: a) improved operating earnings in GBC's Asia/Pacific operations; and b) more favorable variances and provisions at shared manufacturing facilities.

Inventory Rationalization and Write-Down Charges

During 2002, GBC recorded inventory rationalization and write-down charges of $1.0 million. These charges related to product line rationalization and reflect an adjustment to the realizable value of certain products which the Company decided to discontinue in 2001. During 2001, GBC recorded inventory rationalization and write-down charges of $8.8 million. These charges relate to product line rationalization and efforts to reduce the number of SKU's offered. Three of the Company's business groups accounted for the majority of the charges: Document Finishing ($3.1 million), Office Products ($1.8 million), and Europe ($3.8 million).

Amortization of Goodwill and Other Intangibles

Effective January 1, 2002, GBC implemented SFAS No. 142, which eliminates the amortization of goodwill and indefinite-lived intangible assets for current and future periods. Prior periods are not restated for this change. As a result, there was no goodwill amortization reported in 2002, while 2001 included goodwill amortization of approximately $9.7 million.

Restructuring and Other

In 2001, GBC launched its Operational Excellence Program. Activities undertaken in connection with this program have resulted in restructuring and other expenses in both 2002 and 2001.

The purpose of the restructuring was to align manufacturing and distribution capacity with customer demand and to reduce other infrastructure costs as the Company implemented organizational changes. Note 5 to the consolidated financial statements includes details of the components and more information related to the restructuring charge. Approximately $6.2 million of the 2002 charge is related to items that will be settled in cash, primarily over one year. Management expects that sufficient cash will be generated from operations to settle restructuring obligations as they come due.

During 2002, GBC recorded a pre-tax restructuring charge of $8.0 million for expenses primarily related to: a) the closure of a plant in Buffalo Grove, Illinois; b) further downsizing and repositioning of a facility in Amelia, Virginia; c) severance costs associated with the creation of the Commercial Consumer Group; and d) charges related to reorganization of certain Corporate and other support functions.

Restructuring activities in 2001 resulted in a $7.3 million pre-tax charge for expenses related to: a) the closing of manufacturing, warehouse and administrative facilities in Ashland, Mississippi, Germany, and Mexico; b) the shutdown of operations in Poland; c) facility reductions in Amelia, Virginia and the United Kingdom; and d) workforce reductions in the Company's Europe, Document Finishing, and Films Groups, as well as in the Asia / Pacific businesses.

During 2002, GBC incurred $1.1 million in other expenses primarily related to costs associated with the transition of production from the closed and down-sized facilities to other GBC facilities.

During 2001, GBC incurred other charges of $6.2 million primarily related to contractual severance payments and other benefits to be paid to GBC's former CEO ($2.4 million), a signing bonus and other transition expenses for GBC's new Chairman and CEO ($1.6 million), and severance costs to be paid to the Company's former CFO and others ($1.1 million). In addition, GBC recorded a $1.1 million non-cash loss on the sale of the assets of its New Zealand operations.

Interest Expense

Interest expense increased by $2.7 million to $39.9 million in 2002 compared to 2001. The increase in interest expense primarily resulted from higher effective interest rates during 2002 on GBC's Revolving Credit Facility, which were only partially offset by lower average borrowings.

Other (Income) Expense

Other expense was $0.2 million in 2002 compared to income of $1.0 million during 2001. In 2002, GBC recorded non-cash losses of $1.1 million on the sale of a previously closed facility in Mexico and $1.1 million on the disposal of GBC's investment in an Indian joint venture. The losses were partially offset by net interest income of $0.9 million received in connection with the settlement of a US Federal income tax refund claim, as well as currency gains recognized in 2002 due to the weakening US dollar and the translation of US dollar liabilities. In 2001, other income primarily consisted of interest income.

Cumulative Effect of Accounting Change

Effective January 1, 2002 GBC implemented SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, the Company tested its goodwill balances to determine whether these assets were impaired. Based upon the testing performed, GBC recorded a non-cash impairment charge of $110 million ($79 million, net of tax), primarily related to the impairment of goodwill in the Office Products Group.

Income Taxes

GBC recorded income tax expense of $2.0 million in 2002 on pre-tax income of $1.1 million, compared to a benefit of $4.8 million in 2001. The 2002 tax provision included: a) the write-off of $1.5 million in deferred tax assets in the first quarter of 2002; b) the receipt of a $0.9 million income tax refund in the second quarter of 2002, and c) an increase in 2002 pre-tax earnings over 2001.

In 2002, new U.S. tax legislation enabled GBC to carry back its 2001 domestic tax loss to 1996 and 1997. The carryback generated a $7.5 million tax refund and reduced previously utilized tax credits. The tax credits became deferred tax assets which GBC was not able to use before the expiration of the carryover period. The resulting write-off of these deferred tax assets created additional income tax expense of $1.5 million. GBC settled a US Federal income tax contingency resulting in a refund of approximately $0.9 million which is reflected as a reduction to GBC's 2002 income tax provision.

See note 11 to the consolidated financial statements for more information on income taxes.

Net Loss

GBC reported a net loss of ($80.0) million in 2002, or ($5.04) per basic and diluted share, compared to a net loss of ($19.5) million, or ($1.24) per basic and diluted share in 2001. The net loss in 2002 is due primarily to the Cumulative Effect of Accounting Change of $79.0 million, net of taxes. The Company also had a higher effective income tax rate in 2002 compared to 2001 (see note 11 to the consolidated financial statements for more information on income taxes), along with higher interest expenses. These items were partially offset in 2002 by higher gross profit margins (including inventory rationalization and write-down charges), lower selling, service and administrative expenses, and lower restructuring and other costs compared to 2001. Additionally, due to the implementation of SFAS No. 142, goodwill is no longer amortized beginning in 2002.

FINANCIAL RESULTS - 2001 COMPARED TO 2000

Sales

GBC reported 2001 net sales of $711.9 million, a decrease of 13.7% from 2000. The Company's sales in 2001 were negatively impacted by weak economic conditions in the United States. Net sales by business segment are summarized below (000 omitted):

	Year ended December 31,	
	2001	2000
Office Products Group	$ 225,903	$ 294,735
Document Finishing Group	194,439	208,417
Films Group	150,785	167,460
Europe Group	100,564	108,002
Other	40,252	45,967
Net Sales	$ 711,943	$ 824,581

The Office Products Group's sales decreased by $68.8 million or 23.4% in 2001 when compared to 2000, primarily due to lower sales of visual display products (writing boards, bulletin boards, and easels) to commercial customers. The demand for such products often tracks the office furniture market which experienced similar sales declines in 2001. In addition, of the $68.8 million decline, approximately $26 million of the decline was due to the Group's previously-announced decision to exit from the sale of certain retail shredder and writing board products. The Group exited the sale of such products because the products did not meet profitability targets. Sales for the Document Finishing Group decreased by $14.0 million or 6.7% in 2001 when compared to 2000. Approximately half of the sales decline resulted from lower sales of equipment as customers reduced capital-related spending. The remainder of the decline was in supply items which were affected by the Company's prior decision to reduce the compensation of its sales force for supply sales. The Films Group's sales decreased by $16.7 million or 10% in 2001. The decrease was primarily due to lower sales of commercial laminating films to the Group's North American publishing industry customers, along with weakness in the Group's digital print finishing business. Sales to publishing customers were negatively impacted by weak industry demand. The digital print finishing business was affected by lower spending for advertising, trade shows, and media presentations. The weakness experienced in the North American publishing and digital print finishing business was somewhat offset by higher sales in the European commercial films business which increased 14%. Net sales in Europe, after considering the impact of currency fluctuations, were roughly flat in 2001 when compared to 2000. The decrease in sales of the Other segment was primarily due to currency fluctuations in the Asia/Pacific countries.

Gross Margins, Costs and Expenses

The Company's overall gross profit margin percentage in 2001 was 37.6% compared to 39.2% in 2000. Despite significantly reduced manufacturing volumes, and with the exception of the Films Group, the gross profit margin percentage in each Group was flat in 2001 compared to 2000. This was achieved through continued implementation of supply-chain and other cost management programs, along with effective scaling of manufacturing to meet demand. Gross profit margins were negatively impacted in the Films Group as a result of market pricing pressures and lower manufacturing volumes. The Company's gross margin was negatively affected in 2001 as a result of inventory rationalization and write-down charges of $8.8 million.

Total selling, service and administrative expenses decreased 8.3% in 2001 compared to 2000. Selling, service and administrative expenses decreased as a result of lower sales volumes, as many expenses were either adjusted to reflect the lower level of sales or are directly variable with sales. As a percentage of sales, selling, service and administrative expenses increased 1.9 percentage points to 32.6% in 2001 compared to 2000 due to the lower level of sales.

Operating Income

Segment operating income for GBC's businesses, which is calculated as net sales less product cost of sales, selling, service and administrative expenses and amortization of other intangibles, is summarized below (000 omitted):

	Operating Income Year ended December 31,	
	2001	2000
Office Products Group	$ 25,903	$ 40,297
Document Finishing Group	22,103	26,227
Films Group	26,176	34,720
Europe Group	(675)	(3,752)
Other	2,030	1,857
Operating income	$ 75,537	$ 99,349

Segment operating income for 2001 decreased 23.9% or $23.8 million compared to 2000. The Office Products Group experienced a $14.4 million decrease in operating income during 2001 compared to 2000 due to the lower level of sales. The Document Finishing Group also experienced a decline in operating income, in both absolute dollars and as a percentage of sales, as a result of the lower level of sales. Operating income for the Films Group, in both absolute dollars and as a percentage of sales, decreased due to market pricing pressures, higher raw material costs, and lower manufacturing volumes. Europe's results improved in 2001 due to substantially lower operating costs following the 1999 and 2000 restructuring activities.

Inventory Rationalization and Write-Down Charges

During 2001, GBC recorded inventory rationalization and write-down charges of $8.8 million. These charges relate to GBC's product line rationalization and efforts to reduce the number of SKU's offered. Three of the Company's business groups accounted for the majority of the charges: Document Finishing ($3.1 million), Office Products ($1.8 million), and Europe ($3.8 million).

Restructuring and Other

In connection with the Operational Excellence Program and other activities, GBC recognized restructuring and other expenses in both 2001 and 2000.

Restructuring activities in 2001 resulted in a $7.3 million charge for expenses related to: a) the closing of manufacturing, warehouse and administrative facilities in Ashland, Mississippi, Germany, and Mexico; b) the shutdown of operations in Poland; c) facility reductions in Amelia, Virginia and the United Kingdom; and d) workforce reductions in the Company's Europe, Document Finishing, and Films Groups, as well as in the Asia/Pacific businesses. During 2000, GBC recorded an after-tax restructuring charge of $0.8 million for expenses related to the restructuring of certain distribution operations in Europe.

During 2001, GBC incurred other charges of $6.2 million, primarily related to contractual severance payments and other benefits paid to GBC's former CEO ($2.4 million), a signing bonus and other transition expenses for GBC's new Chairman and CEO ($1.6 million), and severance costs to be paid to the Company's former CFO and others ($1.1 million). In addition, GBC recorded a $1.1 million non-cash loss on the sale of the assets of its New Zealand operations. In 2000, GBC recorded $3.7 million in expenses related to its supply chain initiatives in the Office Products Group and Corporate strategic consulting services.

See note 5 to the consolidated financial statements for more information on restructuring and other charges.

Interest Expense

Interest expense decreased by $8.4 million to $37.2 million in 2001 compared to 2000. The reduction in interest expense resulted from lower average outstanding debt balances of approximately $50 million combined with lower market interest rates during 2001 and an average lower interest rate spread on the Company's Revolving Credit Facility.

Other (Income) Expense

Other income was $1.0 million in 2001 compared to expense of $2.1 million during 2000. The difference primarily relates to lower foreign exchange losses and higher interest income during 2001 compared to 2000.

Income Taxes

GBC's worldwide effective tax rate was a benefit of 19.9% in 2001, compared to an expense rate of 64.0% in 2000. The change in the rate from 2000 to 2001 is due to the jurisdictions in which GBC generated earnings and losses during the current year. The rate was significantly impacted by restructuring and other special charges incurred in 2001 and the relatively low level of pre-tax earnings in 2000. See note 11 to the consolidated financial statements for more details.

Net (Loss) Income

GBC reported a net loss of ($19.5) million in 2001, or ($1.24) per basic and diluted share, compared to net income of $2.4 million, or $0.15 per basic and diluted share in 2000. The 2001 net loss was primarily the result of: a) the inventory rationalization and write-down charges of $8.8 million; b) an increase in restructuring charges of $6.4 million; and c) other charges of $6.2 million. In addition, in 2001 reduced operating income was lower than 2000 due to the lower level of sales and gross profit achieved by certain business units. These items were partially offset in 2001 by lower interest expense compared to 2000.

LIQUIDITY AND CAPITAL RESOURCES

Credit Facility

Management assesses the Company's liquidity in terms of its overall debt capacity and ability to generate cash from operations to fund its operating activities, capital needs and debt service requirements. Significant factors affecting liquidity are cash flows generated from operating activities, capital expenditures, interest and debt service requirements, adequate bank lines of credit and financial flexibility to attract long-term capital with satisfactory terms. GBC's primary sources of liquidity and capital resources are internally-generated cash flows, and borrowings under GBC's revolving credit facility.

GBC's primary source of liquidity is a multicurrency revolving credit facility established on January 13, 1997 with a group of international financial institutions (the "Facility") which was initially amended and restated on November 12, 1999, and further amended and restated on January 11, 2002. GBC reduced the size of the Facility through the second amendment and restatement by $120 million, from $410 million to $290 million (comprised of a $90 million multicurrency revolving credit facility and term loans totaling $200 million). The maturity date on approximately $250 million of the Facility was extended until January 13, 2004, and the maturity date on approximately $40 million of the term loans was extended to July 13, 2004.

The January 2002 Amendment provided for significantly higher interest rates than those payable under the previous amended and restated facility, a reflection of bank credit market conditions at the time of the amendment and the extended maturity. Interest rates on the Facility are variable and are set at LIBOR plus 7%, except for the term loans expiring on July 13, 2004 which carry a rate of LIBOR plus 8%.

GBC has entered into interest rate swap agreements to hedge a portion of its floating rate interest exposure under the Facility related to LIBOR. As of December 31, 2002, approximately $80.0 million of borrowings under the

Facility were hedged. The one-month LIBOR rate at December 31, 2002 was approximately 1.38%. A significant increase in LIBOR would result in increased interest expense on the unhedged portion of GBC's floating-rate debt.

In December 2002, GBC amended the Facility to provide the flexibility to create additional credit facilities with new potential lenders. The Company now has the ability to obtain additional financing by leveraging assets that are not secured by the Facility. The great majority of any proceeds received from any such financing would be used to make additional prepayments on the Facility.

During 2002, the Company made voluntary prepayments totaling $30 million which reduced the amount outstanding under the term loans that mature on January 13, 2004. Also, in December 2002, GBC voluntarily reduced the size of the revolving credit portion of the Facility to $80 million from $90 million. As a result of these actions, the size of the facility at December 31, 2002 was a total of $250 million, and outstanding borrowings at that time totaled $170 million. Under the terms of the Facility, the size of the revolving credit portion of the Facility will be further reduced to $60 million on July 13, 2003.

Credit Facility - Financial Covenants

GBC is subject to certain financial covenants under the Facility. Under the most restrictive covenants, GBC must meet certain minimum EBITDA (as defined below) targets, as well as leverage and interest coverage ratios. In addition, the amount of credit availability is based on a "Borrowing Base" comprised of certain of the Company's trade receivables and inventory. There also are restrictions on dividend payments, acquisitions, additional indebtedness, and capital expenditures. Substantially all of the assets of General Binding Corporation and its domestic subsidiaries remain pledged as collateral, as well as a portion of the equity in certain foreign subsidiaries.

The most restrictive financial covenants under the Facility require the Company to meet the following targets and ratios:

Minimum EBITDA Levels:

EBITDA is specifically defined in the Facility and relates to earnings before interest, taxes, depreciation and amortization. The Facility also provides for the addback of certain expenses (defined as 80/20 programs) incurred by the Company to execute its Operational Excellence Program. The Facility required that GBC achieve a minimum cumulative trailing four quarter EBITDA of $70 million as of the end of each quarter ending March 31, 2002 through September 30, 2002, and requires a minimum of $75 million of EBITDA as of the end of each quarter thereafter.

Minimum Leverage Ratios:

There are two leverage ratio tests under the Facility. These ratios are computed by dividing the cumulative four quarter trailing EBITDA (as defined under the Facility) into the Company's total debt and its senior debt (total debt less subordinated debt).

The Facility requires that GBC's leverage ratios as of the end of each quarter be no higher than:

	Total Debt	Senior Debt
Q-1 2002	5.50 to 1	3.75 to 1
Q-2 and Q-3 2002	5.50 to 1	3.50 to 1
Q-4 2002	5.00 to 1	3.25 to 1
Q-1 2003	5.00 to 1	3.00 to 1
Q-2 and Q-3 2003	4.75 to 1	2.75 to 1
Thereafter	4.25 to 1	2.50 to 1

Maximum Interest Coverage Ratio:

Interest Coverage is defined under the Facility as the cumulative trailing four quarter EBITDA (as defined under the Facility) divided by interest expense. As of the end of each quarter, GBC must maintain a ratio higher than 1.5 to 1 until the maturity date.

As of December 31, 2002 and during the year then ended, GBC was in compliance with all covenants under the Facility.

Based upon its current financial forecast, the Company expects to remain in compliance with the covenants under the Facility. The financial forecast assumes that there will be no further significant deterioration of worldwide economic conditions and that certain objectives of the Operational Excellence Program will be achieved. If the economic prospects in the markets in which GBC does business and/or certain goals and objectives of the Operational Excellence Program are not met, it is possible that the Company will fail one or more of its covenants. In that situation, if GBC were unable to obtain an amendment to the Facility or a waiver in the event of a major covenant violation, the Company's liquidity would be adversely impacted to a significant degree.

Credit Facility - Borrowing Base Availability

The Facility includes an $80 million multicurrency borrowing facility that GBC uses to fund its working capital requirements. The Company's borrowing capacity under the Facility is limited by a "Borrowing Base," which is specifically defined in the Facility and is computed as 85% of eligible trade receivables and 50% of eligible inventory. Eligible receivables are generally defined as current domestic and Canadian receivables reduced by certain obligations of the company, and eligible inventory is generally defined as inventory owned by GBC's domestic and Canadian operations. At December 31, 2002, GBC's Borrowing Base was adequate to support GBC's expected future working capital requirements. If, however, there were to be a significant deterioration in the quality of GBC's eligible receivables or inventory, there can be no assurance that adequate liquidity would be available under the Facility.

Credit Facility - Maturity

The maturity date on approximately $210 million of the Facility is January 13, 2004. The Company is currently working with a number of financial institutions to arrange financing to replace the Facility on or prior to the January 13, 2004 maturity date. While management believes it can be successful in obtaining satisfactory financing to replace the Facility, there can be no assurance that such financing will be available. If the Company is unable to obtain satisfactory financing to replace the Facility it will be forced to adopt alternatives strategies that might include further restructuring, asset sales or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

Cash Flow and Other

Cash provided by operating activities was $46.5 million for the year ended December 31, 2002, compared to $51.2 million for 2001. In 2002, net receivables, inventory and accounts payable and accrued liabilities used $11.4 million in cash, compared to 2001 where $7.9 million was generated. Net income tax refunds of $6.7 million in 2002, compared to net income tax payments of $1.4 million in 2001, along with higher segment operating earnings in 2002, partially offset the 2002 working capital decrease.

Net cash used in investing activities was $7.7 million during 2002, as compared to $14.5 million in 2001. A reduction in capital expenditures of $5.9 million from 2001 to 2002 accounted for most of the change.

Net cash used in financing activities was $78.9 million during 2002, compared to $12.0 million of cash provided by financing activities during 2001. In the latter part of 2001, management increased the Company's borrowings under the Facility above normal levels to ensure adequate liquidity while finalizing the amendment of the Facility. Approximately $52.8 million of borrowings were repaid in January 2002 upon the amendment of the Facility. Excluding these additional borrowings at December 31, 2001, GBC would have reported a reduction in debt of approximately $25.3 million during 2002.

GBC has been restricted from paying dividends since the 1999 amendment and restatement of the Facility, and therefore no dividends were paid during 2002, 2001 and 2000.

As a result of recent unfavorable asset returns and a decline in market interest rates, at December 31, 2002, the Company recorded a reduction of approximately $10.2 million to Other Comprehensive Income ("OCI"), which is a component of stockholders' equity, in order to establish an additional minimum liability for one of its defined benefit pension plans. This adjustment had no impact on the Company's results of operations. As required by SFAS No. 87, "Employers' Accounting for Pensions," if the accumulated benefit obligation ("ABO") relating to a pension plan exceeds the fair value of the plans' assets, the company's established liability for the plan must be at least equal to the unfunded ABO. Depending on market conditions and interest rate movements in the future, additional charges to OCI might be required based on valuations performed at future measurement dates. Based on the most recent valuation of the plan, GBC will be required to make additional annual contributions in the amount of approximately $0.4 million to fund the plan shortfall. This additional contribution could increase or decrease in future years based upon market conditions.

GBC sources many of its laminating machines from GMP Co. Ltd ("GMP"), a company whose manufacturing facility is located in the Republic of Korea. GBC also has an equity ownership interest in GMP of approximately 20%. While GBC has a long-term supply contract with GMP, there can be no assurance that GMP will be able to continue to fulfill any or all of its obligations to the Company. GMP's ability to fulfill GBC's requirements for laminating machines could be affected by Korean and other regional and worldwide economic, political and governmental conditions. Additionally, GMP has a highly leveraged capital structure. In order to ensure the continuation of its operations, GMP will need to obtain adequate sources of financing. There can be no assurance that such financing will continue to be available. GBC has recently accelerated its payment terms to GMP to provide them with liquidity assistance. It is not certain if GBC will continue to provide such assistance in the future. If GMP were unable to supply GBC with laminating machines, there are alternative sources available. However, changing suppliers for the laminating machines manufactured by GMP would require lead times of a duration that could result in a disruption of supply. If GBC's supply chain were disrupted, the Company's results of operations and its financial position would be negatively impacted. GBC's investment in GMP at December 31, 2002 is approximately $8.5 million. If GMP were to fail or be unable to fulfill its obligations to GBC, the Company could have to write-off all or parts of its investment in GMP. While such a write-off would be non-cash in nature, it would negatively impact GBC's ability to remain in compliance with certain financial covenants under the Facility.

Contractual Financial Obligations

GBC's primary contractual cash obligations consist of principal payments on debt obligations and operating lease obligations. The table below summarizes GBC's contractual obligations at December 31, 2002 (in millions):

	Payments due by Period				
Contractual obligations	Total	Less Than 1 year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (1)	$ 341.4	$ 26.6	$ 157.0	$ 0.5	$ 157.3
Operating leases	56.6	13.1	15.4	11.8	16.3
Total	$ 398.0	$ 39.7	$ 172.4	$ 12.3	$ 173.6

(1) Excludes related interest.

Commercial Financial Commitments

At December 31, 2002, GBC had commercial financial commitments of approximately $4.7 million consisting of standby letters of credit, which primarily support domestic workers compensation claims and a real estate operating lease on one of the Company's facilities. The terms of the letters of credit expire during 2003 and early 2004.

Credit Concentration

GBC has several customers of the Office Products Group which, in the normal course of business, make significant purchases from the Company. Trade receivable balances from these customers have ranged from $5.0-$15.0 million. As a result, at any point in time, GBC may have a significant concentration of its accounts receivable balance among this customer group. To mitigate the credit risk among this group of customers, management closely monitors trends in the office products market, as well as the financial condition and payment trends of these customers. However, should one or more of those customers fail, such failure could have a material adverse affect on GBC's financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

GBC is exposed to market risk from changes in foreign currency exchange rates and interest rates which may affect the results of its operations and financial condition. GBC seeks to manage these risks through its regular operating and financing activities, and when deemed appropriate, through the use of derivative financial instruments. GBC does not use any derivative instruments for trading or other speculative purposes and is not a party to any leveraged financial instruments. The methods used by GBC to assess and mitigate the market risks discussed herein should not be considered projections of future events and exposures.

Foreign Exchange Risk Management

As a result of GBC's global activities, the Company has assets, liabilities, loans and cash flows denominated in currencies other than the US dollar. From time to time, GBC utilizes a foreign exchange risk management program to manage its foreign exchange exposures to help minimize the adverse impact of currency movements. Certain loans and cash flows in the U.S. and in foreign countries are currently hedged through foreign currency forward contracts.

The majority of GBC's exposures to currency movements are in Europe, the Asia/Pacific region, Canada and Mexico, and the significant hedging transactions related to these areas outstanding as of December 31, 2002 are presented below. All of the outstanding contracts have maturity dates in 2003. Increases and decreases in the fair market values of the forward agreements are completely offset by changes in the values of the net underlying foreign currency transaction exposures. GBC's contracts are primarily for the sale or purchase of foreign currencies in exchange for U.S. dollars. Selected information related to GBC's foreign exchange contracts as of December 31, 2002 is as follows (all items except exchange rates in millions):

Forward contracts as of December 31, 2002

Currency sold	Average Exchange Rate	Notional Amount	Fair Market Value	Gain (Loss) (1)
Sell Euro/Buy USD	1.01	$ 18.5	$ 19.8	$ (1.3)
Sell CAD/Buy USD	1.58	14.4	14.3	0.1
Sell AUD/Buy USD	1.82	6.5	6.6	(0.1)
Sell GBP/Buy USD	0.66	5.6	5.9	(0.3)
Sell CHF/Buy USD	1.49	3.0	3.2	(0.2)
Sell USD/Buy Euro	0.99	22.6	23.5	0.9
Sell USD/Buy MXN	10.23	3.4	3.2	(0.2)
Sell EUR/Buy SGD	1.69	5.5	5.1	(0.4)
Sell GBP/Buy EUR	0.64	5.4	5.5	0.1
Sell EUR/Buy CAD	1.59	5.0	5.2	(0.2)
Other		8.0	7.8	0.2
Total				$ (1.4)

(1) As of December 31, 2002, GBC recorded cumulative unrealized losses of approximately $1.5 million in its consolidated statement of income statement related to hedges of intercompany loans (hedge accounting has not been applied to these transactions). Unrealized gains of approximately $0.1 million related to hedges of intercompany inventory purchases have been recorded in Other Comprehensive Income.

Interest Rate Risk Management

As a result of GBC's funding program for its global activities, GBC has various debt obligations that pay interest on the basis of fixed and floating rates. GBC utilizes an interest rate management program to reduce its exposures to floating interest rates and achieve a desired risk profile. To accomplish this objective, GBC currently hedges these exposures by using interest rate swap and cap agreements.

The table below provides information about GBC's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, interest rate caps and debt obligations. For debt obligations, the table presents significant principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and the current interest rate spreads under the Company's credit facilities. The information is presented in US dollar equivalents, which is GBC's reporting currency. Significant interest rate sensitive instruments as of December 31, 2002, are presented below (in millions):

Debt obligations	Stated Maturity Date							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Long-term debt:								
Fixed Rate ($US)	$ 0.7	$ 1.4	$ 0.3	$ 0.1	$ 0.1	$ 150.0	$ 152.6	$ 126.4
Average interest rate	9.1 %	9.7 %	10.3 %	12.0 %	12.0 %	9.4 %	9.4 %	
Variable Rate ($US)	$ 15.2	$ 155.2	$ 0.1	$ 0.1	$ 0.1	$ 7.3	$ 178.0	$ 178.0
Average interest rate (1)	8.7 %	8.7 %	1.9 %	1.9 %	1.9 %	1.7 %	8.4 %	
Short-term debt:								
Variable Rate ($US)	$ 10.8	-	-	-	-	-	$ 10.8	$ 10.8
Average interest rate	5.3 %	-	-	-	-	-	5.3 %	

(1) Rates presented are as of December 31, 2002. Refer to Liquidity and Capital Resources for further discussion of the interest rate spread on GBC's Facility borrowings in 2003.

Interest Rate Derivatives	Maturity Date							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Interest Rate Swaps:								
Fixed to variable ($US)	$ 20.0	$ 55.0	$ 5.0	-	-	-	$ 80.0	$ 107.4
Average pay rate	5.7 %	3.5 %	6.1 %	-	-	-	4.2 %	
Average receive rate	1.5 %	1.7 %	1.4 %	-	-	-	1.7 %	

Refer to notes 1, 3, 7, and 8 of the consolidated financial statements for additional discussion of GBC's foreign exchange and financial instruments.

NEW ACCOUNTING STANDARDS

As of January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for certain derivative financial instruments and hedging activities (including certain derivative instruments imbedded in other contracts) and require GBC to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair market value.

GBC's existing derivative instruments are primarily designated as cash flow hedges to hedge cash flows related to future variable rate interest payments, cash flows in foreign currencies with respect to settlement of intercompany payables by GBC's foreign subsidiaries, and foreign currency cash flows related to the financing of GBC's foreign operations. GBC implemented both SFAS No.'s 133 and 138 as of January 1, 2001. Hedge accounting has been applied to all of GBC's derivative instruments except the foreign currency cash flow hedges related to intercompany loans between GBC's foreign and domestic subsidiaries. The adjustments to GBC's balance sheet and income statement as a result of adopting these standards were not significant.

Effective January 1, 2002, GBC has implemented EITF Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This pronouncement specifies when companies are required to record the cost of certain sales incentives and how the costs are to be classified in the income statement. Previously, GBC recorded the costs of such sales incentives as selling expenses in its income statement; these costs are now recorded as a reduction in sales. The prior year's results have been restated for this change. There has been no change to operating income as the result of the implementation of this standard; however, operating margins have increased.

Effective January 1, 2002, GBC implemented SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS No.'s 141 and 142, goodwill is no longer subject to amortization over its useful life. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Under the new rules, an acquired intangible asset would be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Implementation of this standard resulted in the elimination of approximately $9.7 million of amortization expense of goodwill during 2002. In addition, GBC recorded a gross goodwill impairment charge of $110 million and an offsetting tax benefit of $31.0 million in 2002. This charge is non-cash and has no impact on the Company's operations.

In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit and Disposal Activities." This statement revises the accounting for exit and disposal activities under EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," by spreading out the reporting of expenses related to restructuring activities. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The provisions of SFAS No.146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue No. 94-3 are grandfathered. GBC does not believe that the adoption of SFAS No.146 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others" (FIN No. 45). The initial recognition and measurement provisions of this interpretation, which require a guarantor to recognize a liability at the inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified after January 1, 2003. GBC does not believe that the adoption of FIN No. 45 will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Compensation – Transition and Disclosure" (SFAS No. 148), which amends SFAS No. 123. The new standard provides alternative methods for transition to the fair value-based method of accounting for stock-based employee compensation from the intrinsic method. GBC currently accounts for stock-based employee compensation under the intrinsic method and has not made a determination as to when, or if, the Company would change to the fair value-based method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The required disclosures have been adopted in the Company's consolidated financial statements.

RELATED PARTY TRANSACTIONS

As discussed in notes 1 and 11 to the consolidated financial statements, GBC and Lane Industries, Inc. (the Company's majority shareholder) have entered into Tax Allocation Agreements, which determine GBC's US Federal and US State income tax liabilities. Other related party transactions are detailed in GBC's 2002 Proxy Statement. No related party transactions had a material impact on GBC's financial position, cash flow, or results of operations.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered to be critical to the understanding of GBC's financial statements because their application requires management judgement. The Company's reported financial results rely upon estimations and assumptions which are uncertain. For all of these policies, management cautions that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Allowance for Doubtful Accounts and Sales Returns

The provision for doubtful accounts is established based upon historical losses on trade receivables, the aging of customer account balances, and the creditworthiness of specific customers. Historically, GBC has not realized significant losses on trade receivables. As discussed under Credit Concentration, certain of GBC's customers routinely carry significant trade receivable balances. Deterioration of the creditworthiness of such customers could have a significant negative impact on the financial results of GBC.

An allowance for potential sales returns is established as revenue is recognized. This allowance is based upon historical trends for specific customer groups. Additionally, the Company monitors the "sell through" information provided by significant resellers of its products. The allowance is adjusted periodically based upon such information. Management believes that the allowance adequately provides for future returns; however, market changes and customer strategies could impact this estimate in the future.

Allowance for Slow-moving and Obsolete Inventory

GBC's inventory is valued at manufactured cost or purchase cost. An allowance is established to adjust the cost of inventory to its net realizable value. The allowance is based upon historical and estimated future sales of specific inventory items. Changes in future demand for products or inaccurate estimates of demand for new products could have a significant impact on the Company's allowance. Additionally, a decision by major resellers of GBC's products to no longer carry these products could have a significant impact on the Company's future results.

Long-lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets," the Company reviews potential impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002 and 2001, provisions were established for certain assets impacted by restructuring activities. During 2002, the Company decided to dispose of its investment in an Indian joint venture, in which it owned less than 50% interest. The Company recognized a non-cash loss of $1.1 million in connection with this transaction, which is included in other expenses on its statements of income.

In accordance with SFAS No. 142, GBC tested its goodwill balances to determine whether these assets were impaired. Based upon the testing performed, GBC recorded a non-cash impairment charge of $110 million ($79 million after-tax) effective January 1, 2002, primarily related to the impairment of goodwill in the Office Products Group. The Company will perform its annual impairment test at January 1 of each fiscal year. In addition, SFAS No. 142 also requires that previously recognized intangible assets, other than goodwill, be reassessed to determine the appropriateness of the estimated useful lives of these assets. Intangible assets determined to have finite lives are amortized over those lives and intangible assets that have indefinite lives are not amortized. As of December 31, 2002, there have been no events or circumstances which would warrant a revision to the remaining useful lives of these assets.

Other significant accounting policies which do not involve the same level of management judgement and uncertainties as these discussed above are detailed in Note 1 to the Consolidated Financial Statements.

ACQUISITIONS AND OTHER BUSINESS COMBINATIONS

GBC made no acquisitions during the years 2000 through 2002.

FORWARD LOOKING STATEMENTS

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report constitute "forward looking statements" within the meaning of Section 21E(I) (1) of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and the performance of GBC to be materially different than anticipated future results and performance expressed or implied by such forward-looking statements. Such factors include, among other things, the following: a) competition within the office products, document finishing and film lamination markets; b) the effects of economic and political conditions; c) the issues associated with the restructuring of certain of GBC's operations; d) the ability of GBC's distributors to successfully market and sell GBC's products; e) the ability of GBC to obtain capital to finance anticipated operating and capital requirements; f) the availability and price of raw materials; g) dependence on certain suppliers of manufactured products; h) the effect of consolidation in the office products industry; and i) other factors indicated in GBC's registration statements and reports filed with the SEC. These important factors may also cause the forward-looking statements made by GBC in this Report, including but not limited to those contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," to be materially different from the actual results achieved by the Company. In light of these factors, any forward-looking statements made herein should not be regarded as a representation by GBC that the Company's plans and objectives will be achieved.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of General Binding Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of General Binding Corporation and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of GBC's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of General Binding Corporation as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 (prior to the adjustments discussed in notes 1, 2 and 13), were audited by other independent accountants who have ceased operations. Those accountants expressed an unqualified opinion on those financial statements in their report, dated January 25, 2002 (except with respect to the matters discussed in note 13, as to which the date was March 9, 2002).

As discussed in notes 1 and 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" (SFAS No.142).

As discussed above, the financial statements of General Binding Corporation as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in note 2, these financial statements have been revised to include the transitional disclosures required by SFAS No.142, which was adopted by the Company as of January 1, 2002. Further, as described in note 13, the Company revised the reporting of segment information. We audited such disclosures and revisions in segment information as described in notes 2 and 13. In our opinion, such transitional disclosures and revisions in segment information for 2001 and 2000 in notes 2 and 13 are appropriate and have been properly applied. Also as described in notes 1 and 13, these financial statements have been revised to reflect the adoption of EITF 01-09, as of January 1, 2002. We audited the revisions to the 2001 and 2000 statements described in notes 1 and 13 as a result of the adoption of EITF 01-09. In our opinion, such revisions for 2001 and 2000 in notes 1 and 13 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and revisions and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois
January 31, 2003

Predecessor Auditor (Arthur Andersen LLP) Opinion
The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in notes (1), (2), and (13) to the consolidated financial statements, the Company adopted the provisions Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer" (Issue 01-09), and Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets"(SFAS No. 142). As discussed in notes (1), (2), and (13) the Company has reflected the impact of adopting Issue 01-09 in the 2001 and 2000 consolidated financial statements, the transitional disclosures for 2001 and 2000 as required by SFAS No. 142 in the notes to the consolidated financial statements and revisions to the reporting of segment information. The Arthur Andersen LLP report does not extend to these changes to the 2001 and 2000 consolidated financial statements and notes thereto. The adjustments to the 2001 and 2000 consolidated financial statements and notes thereto were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein. Also, the Arthur Andersen LLP report is dual dated with a reference to note 13 of the consolidated financial statements. The reference to note 13 of the financial statements is no longer applicable as such information from prior years has been incorporated into other notes of the consolidated financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of General Binding Corporation:

We have audited the accompanying consolidated balance sheets of General Binding Corporation ("GBC," a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000*, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001*. These consolidated financial statements are the responsibility of GBC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Binding Corporation and Subsidiaries as of December 31, 2001 and 2000*, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001*, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II** is the responsibility of GBC's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule** has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP
Chicago, Illinois
January 25, 2002
(Except with respect to the matters discussed in Note 13, as to which the date is March 9, 2002)

* The balance sheet as of December 31, 2000 and the statements of income and cash flow for the year ended December 31, 1999 are not presented in this Annual Report on Form 10-K.

** This report on Schedule II applies for the years ending December 31, 2001, 2000 and 1999. Schedule II for the year ended December 31, 1999 is not presented in this Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

(000 omitted, except per share data)

	Year ended December 31,		
	2002	2001	2000
SALES:			
Domestic sales	**$ 452,103**	$ 456,947	$ 557,738
International sales	**249,625**	254,996	266,843
Net sales	**701,728**	711,943	824,581
Costs and expenses:			
Cost of sales:			
Product cost of sales, including development and engineering	**422,952**	435,126	501,703
Inventory rationalization and write-down charges	**1,049**	8,843	-
Selling, service and administrative	**226,576**	231,959	253,023
Amortization of goodwill	-	9,711	9,723
Amortization of other intangibles	**853**	1,054	1,223
Interest expense	**39,898**	37,153	45,532
Restructuring and other:			
Restructuring	**8,013**	7,269	848
Other	**1,081**	6,153	3,660
Other expense (income), net	**247**	(1,005)	2,110
Income (loss) before taxes and cumulative effect of accounting change	**1,059**	(24,320)	6,759
Income tax (benefit) expense	**2,045**	(4,849)	4,326
Net (loss) income before cumulative effect of accounting change	**(986)**	(19,471)	2,433
Cumulative effect of accounting change, net of taxes	**79,024**	-	-
Net (loss) income	**$ (80,010)**	$ (19,471)	$ 2,433
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	**5,791**	(2,738)	(4,623)
Minimum pension liabilities	**(10,205)**	-	-
(Loss) on derivative financial instruments	**(873)**	(1,799)	-
Comprehensive (loss)	**$ (85,297)**	$ (24,008)	$ (2,190)
Net (loss) income per common share: (1)			
Basic	**$ (5.04)**	$ (1.24)	$ 0.15
Diluted	**(5.04)**	(1.24)	0.15
Weighted average number of common shares outstanding (2)			
Basic	**15,883**	15,761	15,725
Diluted	**15,883**	15,761	15,782

(1) Amounts represent per share amounts for both Common Stock and Class B Common Stock.

(2) Weighted average shares includes both Common Stock and Class B Common Stock.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(000 omitted, except per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 18,251**	$ 59,936
Receivables, less allowances for doubtful accounts and sales returns: 2002 - $18,568, 2001 - $18,780	**121,709**	114,606
Inventories, net	**91,920**	97,982
Deferred tax assets	**20,804**	20,920
Prepaid expenses	**6,908**	6,502
Other	**5,707**	5,106
Total current assets	**265,299**	305,052
Capital assets at cost:		
Land and land improvements	**6,094**	5,406
Buildings and leasehold improvements	**52,410**	52,615
Machinery and equipment	**143,355**	148,875
Computer hardware and software	**64,205**	60,910
Total capital assets at cost	**266,064**	267,806
Less - accumulated depreciation	**(156,038)**	(143,194)
Net capital assets	**110,026**	124,612
Goodwill and other intangible assets, net of accumulated amortization	**156,156**	266,874
Long-term deferred tax assets	**802**	-
Other	**19,695**	22,632
Total assets	**$ 551,978**	$ 719,170
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 50,459**	$ 46,665
Accrued liabilities:		
Salaries, wages and retirement plan contributions	**14,814**	13,394
Deferred income on service maintenance agreements	**10,565**	10,754
Accrued customer allowances	**17,587**	19,474
Restructuring reserve	**7,191**	5,206
Other	**33,891**	36,436
Notes payable	**10,806**	7,202
Current maturities of long-term debt	**15,848**	598
Total current liabilities	**161,161**	139,729
Long-term debt, less current maturities	**314,766**	410,668
Other long-term liabilities	**33,920**	23,052
Deferred tax liabilities	**-**	21,866
Contingencies	**-**	-
Stockholders' equity:		
Common stock, $.125 par value; 40,000,000 shares authorized; 15,696,620 shares issued and outstanding at December 31, 2002 and 2001	**1,962**	1,962
Class B common stock, $.125 par value; 4,796,550 shares authorized; 2,398,275 shares issued and outstanding at December 31, 2002 and 2001	**300**	300
Additional paid-in capital	**23,561**	21,640
Treasury stock - 2,154,028 and 2,299,038 shares at December 31, 2002 and 2001	**(24,632)**	(26,284)
Retained earnings	**66,671**	146,681
Accumulated other comprehensive income	**(25,731)**	(20,444)
Total stockholders' equity	**42,131**	123,855
Total liabilities and stockholders' equity	**$ 551,978**	$ 719,170

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000 omitted)

	Year ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net (loss) income	**$ (80,010)**	$ (19,471)	$ 2,433
Adjustments to reconcile (loss) net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	**79,024**	-	-
Depreciation	**22,836**	22,782	22,001
Amortization	**5,576**	16,484	16,692
Restructuring and other	**9,094**	13,422	4,508
Provision for doubtful accounts and sales returns	**4,095**	6,359	4,956
Provision for inventory reserves	**4,561**	4,639	5,760
Inventory rationalization and write-down charges	**1,049**	8,843	-
Non-cash loss on sale of property	**1,150**	-	-
Non-cash loss on disposition of joint venture	**1,137**	-	-
Decrease (increase) in non-current deferred taxes	**7,549**	(11,924)	4,676
Decrease (increase) in other long-term assets	**1,897**	(1,437)	(1,724)
Other	**128**	(9)	1,517
Changes in current assets and liabilities:			
(Increase) decrease in receivables	**(6,135)**	25,976	4,294
Decrease (increase) in inventories	**3,973**	9,575	(5,312)
Decrease in other current assets	**1,132**	688	14,755
(Increase) decrease in deferred tax assets	**(3,604)**	6,091	3,546
(Decrease) in accounts payable and accrued liabilities	**(9,227)**	(27,635)	(4,094)
Increase (decrease) in income taxes payable	**2,241**	(3,178)	728
Net cash provided by operating activities	**46,466**	51,205	74,736
Investing activities:			
Capital expenditures	**(9,010)**	(14,897)	(19,609)
Net payments for acquisitions and investments	**(416)**	(110)	-
Proceeds from sale of subsidiary	**470**	-	-
Proceeds from sale of capital assets	**1,286**	538	1,885
Net cash used in investing activities	**(7,670)**	(14,469)	(17,724)
Financing activities:			
Proceeds from long-term borrowings-maturities greater than 90 days	**344,610**	1,223	14,012
Repayments of long-term debt-maturities greater than 90 days	**(270,827)**	(2,183)	(46,100)
Net change in borrowings-maturities of 90 days or less	**(151,684)**	12,857	(27,609)
(Reduction) increase in current portion of long-term debt	**(186)**	67	(1,434)
Payments of debt issuance costs	**(3,438)**	-	(262)
Contribution (distribution) related to Tax Allocation Agreements	**1,490**	(439)	258
Purchases of treasury stock	**-**	(17)	-
Proceeds from the exercise of stock options	**1,164**	526	-
Net cash (used in) provided by financing activities	**(78,871)**	12,034	(61,135)
Effect of exchange rates on cash	**(1,610)**	2,029	2,192
Net (decrease) increase in cash and cash equivalents	**(41,685)**	50,799	(1,931)
Cash and cash equivalents at the beginning of the year	**59,936**	9,137	11,068
Cash and cash equivalents at the end of the year	**$ 18,251**	$ 59,936	$ 9,137
Supplemental disclosure:			
Interest paid	**$ 34,263**	$ 35,018	$ 40,351
Income taxes (refunded) paid	**(6,708)**	1,389	(18,159)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(000 omitted, except number of shares and per share data)

	Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (2)	Total
Balance at December 31, 1999	$ 1,962	$ 300	$ 22,010	$163,719	$(27,096)	$ (11,284)	$ 149,611
2000 net income	-	-	-	2,433	-	-	2,433
Capital contribution (1)	-	-	258	-	-	-	258
2000 translation adjustment	-	-	-	-	-	(4,623)	(4,623)
Balance at December 31, 2000	1,962	300	22,268	166,152	(27,096)	(15,907)	147,679
2001 net loss	-	-	-	(19,471)	-	-	(19,471)
Capital distribution (1)	-	-	(439)	-	-	-	(439)
Exercise of stock options	-	-	(303)	-	829	-	526
Purchase of treasury stock at cost	-	-	-	-	(17)	-	(17)
Tax benefit of options exercised	-	-	70	-	-	-	70
2001 value of vested stock options	-	-	44	-	-	-	44
2001 losses on derivative financial instruments	-	-	-	-	-	(1,799)	(1,799)
2001 translation adjustments	-	-	-	-	-	(2,738)	(2,738)
Balance at December 31, 2001	1,962	300	21,640	146,681	(26,284)	(20,444)	123,855
2002 net loss	-	-	-	(80,010)	-	-	(80,010)
Capital contribution (1)	-	-	1,490	-	-	-	1,490
Exercise of stock options	-	-	(488)	-	1,652	-	1,164
Compensation for restricted stock units	-	-	389	-	-	-	389
Tax benefit of options exercised	-	-	530	-	-	-	530
2002 losses on derivative financial instruments	-	-	-	-	-	(873)	(873)
Minimum pension liabilities	-	-	-	-	-	(10,205)	(10,205)
2002 translation adjustment	-	-	-	-	-	5,791	5,791
Balance at December 31, 2002	**$ 1,962**	**$ 300**	**$ 23,561**	**$ 66,671**	**$(24,632)**	**$ (25,731)**	**$ 42,131**

(1) Amount represents a capital contribution from (distribution to) GBC's majority shareholder (Lane Industries, Inc) under Tax Allocation Agreements. See notes 1 and 11 to the consolidated financial statements for additional information.

(2) The net-of-tax components of Other Comprehensive Income at December 31 were: a 2002 - currency translation, ($12,854), hedging activities, ($2,672), minimum pension liabilities, ($10,205); b) 2001 - currency translation, ($18,645), hedging activities, ($1,799); and c) 2000 - currency translation ($15,907).

Shares of Capital Stock	Common Stock	Class B Common Stock	Treasury Stock (3)	Net Shares
Shares at December 31, 1999	15,696,620	2,398,275	(2,369,696)	15,725,199
Exercise of stock options	-	-	-	-
Purchase of treasury stock	-	-	-	-
Shares at December 31, 2000	15,696,620	2,398,275	(2,369,696)	15,725,199
Exercise of stock options	-	-	72,550	72,550
Purchase of treasury stock	-	-	(1,892)	(1,892)
Shares at December 31, 2001	15,696,620	2,398,275	(2,299,038)	$15,795,857
Exercise of stock options	-	-	145,010	145,010
Purchase of treasury stock	-	-	-	-
Shares at December 31, 2002	**15,696,620**	**2,398,275**	**(2,154,028)**	**15,940,867**

(3) Shares held in treasury are shares of Common Stock

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the accounts of General Binding Corporation ("GBC") and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Investments in companies which are 20% to 50% owned are treated as equity investments, and GBC's share of earnings is included in income. Investments in companies where GBC owns in excess of 50% have been consolidated.

Certain amounts for prior years have been reclassified to conform to the 2002 presentation.

(b) Cash and Cash Equivalents

Temporary cash investments with original maturities of three months or less are classified as cash equivalents.

(c) Inventory Valuation

Inventories are valued at the lower of cost or market on a first-in, first-out basis. Inventory costs include labor, material and overhead. Inventory balances are net of valuation allowances.

(d) Depreciation of Capital Assets

Depreciation of capital assets for financial reporting is computed principally using the straight-line method over the following estimated lives:

Buildings	8-50 years
Machinery and equipment	3-20 years
Computer hardware and software	2-10 years
Leasehold improvements	Lesser of lease term or useful life

Routine repair and maintenance costs are expensed as incurred. Significant repair or maintenance costs incurred which extend the useful lives of assets are capitalized.

(e) Goodwill and Other Intangible Assets

In 2001 and 2000, for financial reporting purposes, goodwill and other intangible assets were amortized using the straight-line method over their estimated useful lives, generally 10 to 40 years. Accumulated amortization of goodwill and other intangible assets amounted to $52,852,826 at December 31, 2001.

Effective January 1, 2002, GBC adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. GBC will perform its annual impairment review during the first quarter of each year, commencing with the first quarter of 2002. Also, under the new rules, an acquired intangible asset (other than goodwill) would be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

(f) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

GBC's policy is to record U.S. income taxes on the earnings of its international subsidiaries that are expected to be distributed to GBC. As of December 31, 2002, the cumulative amount of undistributed earnings of international subsidiaries upon which US income taxes have not been recorded was approximately $38.9 million. In the opinion of management, this amount remains indefinitely invested in the international subsidiaries.

GBC is included in the consolidated US Federal Income tax return and certain US State Income tax returns of its majority shareholder Lane Industries, Inc. The amount of income tax liability for which GBC will be responsible is determined by Tax Allocation Agreements between the Company and Lane Industries. Differences between GBC's liability on a "separate return" basis and that computed under the Tax Allocation Agreements are reflected in GBC's financial statements as either a capital contribution or distribution.

(g) Revenue Recognition
GBC recognizes revenues from product sales and services when earned, as defined by GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101). Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer, generally upon shipment. The Company also derives income from service maintenance agreements. Income from such agreements is deferred and recognized over the term of the agreement (generally one to three years), primarily on a straight-line basis. GBC provides for its estimate of doubtful accounts, sales returns, and sales incentives at the time of revenue recognition.

(h) Sales Incentives
GBC offers a variety of sales incentives to resellers and consumers of its products. The incentives primarily consist of rebates, volume and growth incentives, marketing development funds, catalog allowances and cooperative advertising. The cost of these incentives is estimated based upon the terms of the customer agreements, along with historical and projected customer purchase volumes, and are recorded as a reduction in revenue.

(i) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(j) Financial Instruments
Many of GBC's financial instruments (including cash and cash equivalents, accounts receivable, notes payable, and other accrued liabilities) carry short-term maturities; as a result, their fair values approximate carrying values. As of December 31, 2002, approximately 54% of GBC's long-term debt obligations, including current maturities of long-term debt obligations, had floating interest rates, and the remaining debt obligations had a fixed interest rate. With the exception of the senior subordinated notes (see note 7), the fair value of these instruments approximates the carrying value.

Amounts currently due to or due from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. Premiums paid to purchase interest rate caps are capitalized and amortized over the life of the agreements. Gains and losses on hedging firm foreign currency commitments are deferred and included as a component of the related transaction which is being hedged.

(k) Related Parties
GBC has relationships with several related parties. Lane Industries, Inc. is GBC's majority shareholder, and controls a majority of the voting shares of GBC. Transactions between GBC and Lane Industries, which primarily relate to shared services, are immaterial. However, as described further in note 11, GBC and Lane Industries have entered into "Tax Allocation Agreements," which may significantly impact the amount of US taxes received or paid by GBC in any year.

GBC also has relationships with certain unconsolidated joint ventures. As part of the on-going relationships with these entities, GBC both buys and sells products from/to these entities. Transactions, with respect to sales and credit terms, are conducted at "arms-length" terms.

(l) New Accounting Standards

On January 1, 2001 GBC adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for certain derivative financial instruments and hedging activities (including certain derivative instruments embedded in other contracts) and require GBC to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair market value. The adjustments to GBC's financial statements as a result of adopting these standards were not significant.

Effective January 1, 2002, GBC implemented EITF Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This pronouncement specifies when companies are required to record the cost of certain sales incentives and how the costs are to be classified in the income statement. GBC previously recorded the costs of such sales incentives as selling expenses in its income statement; these costs are now recorded as a reduction in sales. The prior years' results have been restated for this change. The impact on the prior years' results was to reduce both net sales and selling, service and administrative expenses by $72.3 and $86.2 million in 2001 and 2000, respectively. There has been no change to operating income as a result of the implementation of this standard; however, operating income margins have increased.

Effective January 1, 2002, GBC implemented SFAS No. 141, "Business Combinations," and SFAS No. 142, " Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Under the new rules, an acquired intangible asset would be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit and Disposal Activities." This statement revises the accounting for exit and disposal activities under EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," by spreading out the reporting of expenses related to restructuring activities. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The provisions of SFAS No.146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue 94-3 are grandfathered. The Company does not believe that the adoption of SFAS No.146 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others" (FIN No. 45). The initial recognition and measurement provisions of this interpretation, which require a guarantor to recognize a liability at the inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified after January 1, 2003. GBC does not believe that the adoption of FIN No. 45 will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Compensation – Transition and Disclosure" (SFAS No. 148), which amends SFAS No.

123. The new standard provides alternative methods for transition to the fair value-based method of accounting for stock-based employee compensation from the intrinsic method. GBC currently accounts for stock-based employee compensation under the intrinsic method and has not made a determination as to when, or if, the Company would change to the fair value-based method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The required disclosures have been adopted in the Company's consolidated financial statements.

(m) Stock Compensation Plan

GBC has a stock-based employee compensation plan, that provides for stock options, and restricted stock units. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. In accordance with the intrinsic value method, no compensation expense is recognized for the Company's fixed stock option plans. The following table illustrates the effect on net income and earnings per share (EPS) if the company had applied the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to all stock-based employee compensation (000 omitted, except per share data):

	Year ended December 31,		
	2002	2001	2000
Net income, as reported	**$ (80,010)**	$ (19,471)	$ 2,433
Add: Stock-based employee compensation expense included in reported net income, net of tax	-	-	-
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	**(2,074)**	(4,646)	(984)
Pro forma net income	**$ (82,084)**	$ (24,117)	$ 1,449
Earnings per basic common share			
As reported	**$ (5.04)**	$ (1.24)	$ 0.15
Pro forma	**$ (5.17)**	$ (1.53)	$ 0.09
Earnings per diluted common share			
As reported	**$ (5.04)**	$ (1.24)	$ 0.15
Pro forma	**$ (5.17)**	$ (1.53)	$ 0.09

Pro forma compensation expense for stock options was calculated using the Black-Scholes model, with the following weighted-average assumptions for grants in 2002, 2001, and 2000 respectively: expected life of ten years for 2002 and 2001, and eight years for 2000; expected volatility of 50%, 55% and 49%; and risk-free interest rates of 4.87%, 5.29%, and 6.58%. The weighted-average fair values of stock options granted during the year were $8.89, $5.31, and $4.65 in 2002, 2001 and 2000, respectively.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, GBC tested its goodwill balances to determine whether these assets were impaired. Based upon the testing performed, GBC recorded a non-cash impairment charge of $110 million ($79 million after-tax) effective January 1, 2002, primarily related to the impairment of goodwill in the Office Products Group. In addition, SFAS No. 142 also requires that previously recognized intangible assets, other than goodwill, be reassessed to determine the appropriateness of the estimated useful lives of these assets. Intangible assets determined to have finite lives are amortized over those lives, and intangible assets that have indefinite lives are not amortized. As of December 31, 2002, there have been no events or circumstances which would warrant a revision to the remaining useful lives of these assets.

The following table reconciles net income, basic and diluted earnings per share to amounts that would have been reported if SFAS No. 142 had been implemented as of January 1, 2000 (000 omitted, except per share data):

	Year ended December 31,	
	2001	2000
Net income:		
Net (loss) income, as reported	$ (19,471)	$ 2,433
Goodwill amortization, net of taxes	7,775	3,500
Adjusted net (loss) income	$ (11,696)	$ 5,933
Earnings per share:		
Basic and diluted (loss) earnings per share, as reported	$ (1.24)	$ 0.15
Goodwill amortization	0.49	0.22
Adjusted basic and diluted (loss) earnings per share	$ (0.75)	$ 0.37

GBC's carrying values for goodwill by business segment as of December 31, 2002 and December 31, 2001 are summarized below (000 omitted). The change in the carrying amount for goodwill between December 31, 2001 and December 31, 2002 is related to the impairment charge of goodwill and changes in foreign currency exchange rates (000 omitted):

	Carrying Amount at December 31,	
	2002	2001
Office Products Group	**$ 112,525**	$ 218,415
Document Finishing Group	**1,295**	1,293
Films Group	**5,924**	5,834
Europe Group	**-**	3,277
Other	**31,933**	32,428
Total	**$ 151,677**	$ 261,247

GBC's other intangible assets as of December 31, 2002 and 2001 are summarized below (000 omitted):

	Gross Carrying Amount at December 31,		Accumulated Amortization at December 31,	
	2002	2001	**2002**	2001
Customer agreements & relationships	**$ 7,000**	$ 7,000	**$ (3,107)**	$ (2,353)
Patents	**1,464**	1,464	**(878)**	(584)
Non-compete agreements	**1,500**	1,500	**(1,500)**	(1,400)
Total	**$ 9,964**	$ 9,964	**$ (5,485)**	$ (4,337)

Amortization expense related to GBC's other intangible assets is summarized below (000 omitted):

Fiscal year ended December 31,	Amortization Expense
2003	$1,047
2004	1,047
2005	754
2006	754
2007	754

3. FOREIGN CURRENCY EXCHANGE AND TRANSLATION

The assets and liabilities of GBC's subsidiaries outside the US are translated from their local currencies at year end rates of exchange, and income and cash flow statements are translated at weighted-average rates of exchange. Foreign currency translation adjustments are included in other comprehensive income in the consolidated statements of income, and as a separate component of stockholders' equity.

The accompanying consolidated statements of income include net gains and losses on foreign currency transactions. Such amounts are reported as other income (expense) and are summarized as follows (000 omitted):

Year Ended December 31,	Foreign Currency Transaction Gain/(Loss) (1)
2002	**$ 718**
2001	(322)
2000	(1,828)

(1) Foreign currency transaction gains/losses are subject to income taxes at the respective country's effective tax rate.

4. INVENTORIES

Inventories are summarized as follows (000 omitted):

	December 31,	
	2002	2001
Raw material	**$ 21,362**	$ 23,680
Work in progress	**7,380**	4,162
Finished goods	**75,344**	89,088
Gross inventory	**104,086**	116,930
Less reserves	**(12,166)**	(18,948)
Net inventory	**$ 91,920**	$ 97,982

5. RESTRUCTURING AND OTHER

During 2002, GBC recorded pre-tax restructuring charges of $8.0 million, which primarily consisted of expenses related to: a) the closure of a plant in Buffalo Grove, Illinois ($3.1 million); b) the further downsizing and repositioning of a facility in Amelia, Virginia ($1.1 million); c) severance costs associated with the creation of the Commercial and Consumer Group ($1.8 million); and d) charges related to the reorganization of certain Corporate and other support functions ($2.0 million). The restructuring expenses primarily consist of severance and related benefit expenses, asset write-offs, contractual lease payments and other costs related to exit activities at affected facilities. The operations currently performed at these locations will be absorbed into existing GBC facilities; it is currently expected that these actions will be completed during 2003. As of December 31, 2002, approximately 200 employees have been terminated or given notice that they will be terminated in the near future.

During 2001, GBC recorded pre-tax restructuring charges of $7.3 million, which consisted of: a) $2.7 million related to the shutdown of GBC's Ashland, Mississippi operations; b) $2.0 million related to closure of GBC's distribution and administrative facility in Germany; c) $0.5 million related to facility reductions in the United Kingdom; d) $0.4 million related to the shutdown of operations in Poland; and e) $1.7 million for work force reductions in the Company's, Europe, Document Finishing and Films Groups, as well as the Asia/Pacific businesses.

During 2000, GBC recorded restructuring pre-tax charges totaling $0.8 million for expenses related to certain distribution operations in Europe (primarily employee severance costs).

The components of the restructuring expenses are as follows (000 omitted):

	Year ended December 31,		
	2002	2001	2000
Severance and early retirement benefits	**$ 5,092**	$ 3,916	$ 421
Asset write-offs and write-downs	**1,846**	1,912	-
Lease cancellation expenses	**845**	612	427
All other restructuring expenses	**230**	829	-
Total restructuring expenses	**$ 8,013**	$ 7,269	$ 848

Management believes that the restructuring provisions recorded will be adequate to cover estimated restructuring costs that will be paid in future periods. The balance in the restructuring reserve at December 31, 2002 is primarily related to asset write downs, lease expenses, severance, early retirement and other benefit expenses to be paid in the future periods.

Changes in the restructuring reserve for the years ended December 31, 2002 and 2001 were as follows (000 omitted):

	Severance	Asset Impairment and Other Exit Costs	Lease Cancellation Costs	Total
Balance at December 31, 2000	2,080	213	-	2,293
Activities during the year:				
Provisions	3,916	2,741	612	7,269
Cash charges	(2,773)	(357)	(612)	(3,742)
Non-cash charges	-	(614)	-	(614)
Balance at December 31, 2001	3,223	1,983	-	5,206
Activities during the year:				
Provision	5,092	2,076	845	8,013
Cash charges	(4,289)	(675)	(145)	(5,109)
Non-cash charges	-	(919)	-	(919)
Balance at December 31, 2002	**4,026**	**2,465**	**700**	**7,191**

During 2002, 2001 and 2000, GBC incurred other charges of $1.1 million, $6.2 million and $3.7 million, respectively. The components of these charges are as follows (000 omitted):

	Year ended December 31,		
	2002	2001	2000
Contractual severance payments to former CEO	**$ -**	$ 2,361	$ -
Signing bonus and transition expenses for new Chairman and CEO	-	1,640	-
Severance payments others, including former CFO	**456**	1,063	-
Loss on sale of assets of New Zealand operations	-	1,089	-
Production transition costs of closed/down-sized facilities	**625**	-	-
Supply-chain consulting study	-	-	1,960
Strategic consulting study	-	-	1,700
	$ 1,081	$ 6,153	$ 3,660

6. RETIREMENT PLANS AND POST-RETIREMENT BENEFITS

GBC sponsors a 401(k) plan for its full-time domestic employees. The participants of the 401(k) plan may contribute from 1% to 15% of their eligible compensation on a pretax basis. GBC makes annual contributions that match 100% of pretax contributions up to 4.5% of eligible compensation. Substantially all eligible full-time domestic employees can participate in the 401(k) plan. GBC's contributions to the plan were $3,319,000 in 2002, $3,871,000 in 2001 and $3,006,000 in 2000.

GBC's international subsidiaries sponsor a variety of defined benefit and defined contribution plans. These plans provide benefits that are generally based upon the employee's years of credited service. The benefits payable under these plans, for the most part, are provided by the establishment of trust funds or the purchase of insurance annuity contracts. At December 31, 2002, the accumulated benefit obligation (ABO) is in excess of the plan assets for certain of these plans. The projected benefit obligation, ABO, and fair value of plan assets at December 31, 2002 for these plans were $23.6 million, $22.7 million and $12.5 million, respectively, and $3.7 million, $3.1 million and $1.0 million at December 31, 2001, respectively.

In 2001, GBC established a defined benefit Supplemental Employee Retirement Plan ("SERP") for the Company's

Chairman, President and CEO. Benefits under the SERP vest over nine years. At age 62 and, assuming full vesting, the SERP would pay an annual pension benefit of $450,000. This plan is not currently funded.

GBC currently provides certain health care benefits for eligible domestic retired employees. Employees may become eligible for those benefits if they have fulfilled specific age and service requirements. GBC monitors the cost of the plan, and has, from time to time, changed the benefits provided under this plan. GBC does not pre-fund its obligations and reserves the right to make additional changes or terminate these benefits in the future. Any changes in the plan or revisions of the assumptions affecting expected future benefits may have a significant effect on the amount of the obligation and annual expense.

The following tables provide a reconciliation of the changes in GBC's benefit plan obligations and the fair value of assets (000 omitted):

	Pension Benefits				Other Benefits	
	2002		2001		**2002**	2001
	Domestic	**International**	Domestic	International	**Domestic**	Domestic
Reconciliation of benefit obligation:						
Benefit obligation at beginning of year	**$ 144**	**$ 21,305**	$ -	$ 20,696	**$ 8,653**	$ 8,423
Interest cost	**10**	**1,206**	-	1,202	**601**	605
Service cost	**230**	**668**	138	760	**708**	582
Contributions	**-**	**206**	-	111	**-**	-
Actuarial loss (gain)	**47**	**2,530**	6	338	**(1,339)**	(392)
Plan amendment		**(1,049)**			**214**	
Benefit payments	**-**	**(1,146)**	-	(971)	**(367)**	(565)
Exchange rate fluctuations	**-**	**1,649**	-	(831)	**-**	-
Benefit obligation at end of year	**$ 431**	**$ 25,369**	$ 144	$ 21,305	**$ 8,470**	$ 8,653
Reconciliation of fair value of plan assets:						
Fair value of plan assets at beginning of year	**$ -**	**$ 16,806**	$ -	$ 20,552	**$ -**	$ -
Actual return on plan assets	**-**	**(1,873)**	-	(3,153)	**-**	-
Contributions	**-**	**1,175**	-	1,111	**367**	565
Benefit payments	**-**	**(1,146)**	-	(971)	**(367)**	(565)
Exchange rate fluctuations	**-**	**1,866**	-	(733)	**-**	-
Fair value of plan assets at end of year	**$ -**	**$ 16,828**	$ -	$ 16,806	**$ -**	$ -
Reconciliation of funded status:						
Funded status at end of year	**$(431)**	**$ (9,590)**	$ 144	$ (4,499)	**$ (8,470)**	$ (8,653)
Unrecognized transition (asset) obligation	**-**	**(108)**	-	(196)	**629**	692
Unrecognized prior service costs	**-**	**(749)**	-	225	**214**	-
Unrecognized loss	**53**	**11,162**	(6)	5,530	**2,202**	3,690
Net amount recognized	**$ 378**	**$ 715**	$ 138	$ 1,060	**$ (5,425)**	$ (4,271)

The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 2002 and 2001 (000 omitted):

	Pension Benefits				Other Benefits	
	2002		2001		**2002**	2001
	Domestic	**International**	Domestic	International	**Domestic**	Domestic
Prepaid benefit cost	**$ -**	**$ 875**	$ -	$ 3,101	**$ -**	$ -
Accrued benefit liability	**(378)**	**(10,365)**	(138)	(2,041)	**(5,425)**	(4,271)
Accumulated other comprehensive income	**-**	**10,205**	-	-	**-**	-
Net amount recognized	**$ (378)**	**$ 715**	$ (138)	$ 1,060	**$ (5,425)**	$ (4,271)

The following table provides the components of net periodic pension cost for the plans for 2002, 2001, and 2000 (000 omitted):

	2002		2001		2000
	Domestic	**International**	Domestic	International	International
Service cost	**$ 230**	**$ 668**	$ 138	$ 760	$ 722
Interest cost	**10**	**1,206**	-	1,202	1,087
Expected return on plan assets	**-**	**(1,278)**	-	(1,511)	(1,400)
Amortization of unrecognized:					
Net transition asset	**-**	**(101)**	-	(97)	(102)
Prior-service cost	**-**	**(48)**	-	29	30
Net loss	**-**	**273**	-	60	47
Net periodic pension cost	**$ 240**	**$ 720**	$ 138	$ 443	$ 384

At December 31, 2002, the Company recognized a minimum pension liability of $10.2 million related to one of its defined benefit pension plans. SFAS No. 87, "Employers' Accounting for Pensions," requires that a minimum liability be established when a pension plan's accumulated benefit obligation ("ABO") exceeds its net assets. The minimum pension liability must be at least equal to the unfunded ABO. As a result of recent unfavorable asset returns and a decline in interest rates, GBC recorded a reduction to "Other Comprehensive Income," which is a component of stockholder's equity. The adjustment reflecting the minimum pension liability has no impact on the Company's results of operations.

The following table provides the components of net periodic post-retirement benefit cost for the plans for 2002, 2001, and 2000 (000 omitted):

	Other Benefits		
	2002	2001	2000
Service cost	**$ 708**	$ 582	$ 464
Interest cost	**601**	605	435
Amortization of unrecognized:			
Net transition obligation	**63**	62	63
Net loss	**231**	288	133
Total recognized post retirement benefit cost	**$ 1,603**	$ 1,537	$ 1,095

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

	Pension Benefits				Other Benefits	
	2002		2001		**2002**	2001
	Domestic	**International**	Domestic	International	**Domestic**	Domestic
Weighted –average assumptions as of December 31:						
Discount rate	**6.5%**	**1.5-6.5%**	7.25%	1.5-7.0%	**6.5%**	7.5%
Expected return on plan assets	**N/A**	**2.0-9.0%**	N/A	2.5-9.0%	**N/A**	N/A
Rate of compensation increase	**N/A**	**1.5-4.5%**	N/A	1.5-5.0%	**N/A**	N/A

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to be 6% during 2003 and remain at this level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (000 omitted):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic post retirement health care benefit costs	$ 128	$ (113)
Effect on the health care component of the accumulated post retirement benefit obligation	$ 557	$ (502)

7. DEBT AND CREDIT ARRANGEMENTS

GBC's primary borrowing facility is a multicurrency revolving credit facility established on January 13, 1997 (the "Facility"), which was amended and restated in November 1999 and January 2002. The Facility as of the January 2002 amendment provided for a total of $290 million of availability, comprised of a $90 million revolving credit facility and term loans totaling $200 million. The term loans have subsequently been reduced to $170 million as a result of $30 million of voluntary prepayments made in 2002. As of December 31, 2002, the maturity date on approximately $210 million of available borrowings is January 13, 2004, with the remaining portion due July 13, 2004. GBC is required to make quarterly repayments of the Facility totaling $15 million annually, which is classified as current maturities on GBC's balance sheet at December 31, 2002. Outstanding borrowings under the Facility totaled $170 million at December 31, 2002.

As a result of the January 2002 amendment, the Facility now provides for significantly higher interest rates than those payable under the previous facility, which is a reflection of the bank credit market conditions at the time the Facility's maturity was extended and the length of the extension period. Interest rates on the Facility are variable and are set at LIBOR plus 7%, except that term loans expiring July 13, 2004 carry a rate of LIBOR plus 8%. GBC has entered into interest rate swap agreements to hedge a portion of its LIBOR ("floating rate") interest exposure under the Credit Facility. The one month LIBOR rate at December 31, 2002 was approximately 1.38%. Any increase in LIBOR would result in increased interest expense on the unhedged portion of GBC's floating rate debt. Interest and facility fees are payable at varying rates as specified in the loan agreement. As of December 31, 2002, the applicable facility fee was .5% per annum.

Under the Facility, GBC is subject to certain restrictions and covenants. As of December 31, 2002 and during the year then ended, the Company was in compliance with these covenants.

As a result of the January 2002 amendment, GBC became subject to certain financial covenants beginning with the first quarter of 2002. Under the most restrictive of these covenants, GBC must meet certain minimum EBITDA (as defined in the Credit Agreement) targets, as well as leverage and interest coverage ratios. In addition to the restrictive covenants, credit availability is based on a "Borrowing Base" comprised of certain of its trade receivables and inventory. There are also restrictions on dividend payments, acquisitions, additional indebtedness, and capital expenditures. Pursuant to the Facility, substantially all of the assets of General Binding Corporation and its domestic subsidiaries remain pledged as collateral, as well as a portion of the equity in certain foreign subsidiaries.

The book value of GBC's variable rate debt approximated the fair market value as of December 31, 2002 and 2001. The market value of the Senior Subordinated Notes was approximately 81% of book value as of December 31, 2002.

Long-term debt consists of the following at December 31, 2002 and 2001 (000 omitted):

	December 31,	
	2002	2001
Revolving Credit Facility		
U.S. Dollar borrowings - Term A Notes - (weighted average floating interest rate of 8.41% at December 31, 2002)	**$ 130,390**	$ -
U.S. Dollar borrowings - Term B Notes - (weighted average floating interest rate of 9.80% at December 31, 2002)	**39,610**	-
U.S. Dollar borrowings - (weighted average floating interest rate of 5.00% at December 31, 2001)	**-**	249,500
Industrial Revenue/Development Bonds ("IRB" or "IDB")		
IDB, due March 2026 - (floating interest rate of 1.65% at December 31, 2002 and 1.80% at December 31, 2001)	**6,855**	6,855
IRB, due annually from July 1994 to July 2008 - (floating interest rate of 1.86% at December 31, 2002 and 1.89% at December 31, 2001)	**1,150**	1,300
Notes Payable		
Senior Subordinated Notes, U.S. Dollar borrowing, due 2008 - (fixed interest rate of 9.375%)	**150,000**	150,000
Note payable, Dutch Guilder borrowing, due monthly November 1994 to October 2004 - (fixed interest rate of 8.85%)	**525**	679
Other borrowings	**12,890**	10,134
Total debt	**341,420**	418,468
Less-current maturities	**(26,654)**	(7,800)
Total long-term debt	**$ 314,766**	$ 410,668

The scheduled maturities of debt for each of the five years subsequent to December 31, 2002, are as follows (000 omitted):

Year Ending December 31,	Amount
2003	$ 26,654
2004	156,508
2005	493
2006	282
2007	228
Thereafter	157,255
Total	$341,420

Currently, GBC has various short-term, variable-rate credit arrangements totaling $18.3 million. Outstanding borrowings under these arrangements totaled $10.8 million at December 31, 2002. Interest rates on these arrangements are primarily based on the lenders' costs of funds plus applicable margins. None of the lenders under these credit arrangements are committed to continue to extend credit after the maturities of outstanding borrowings or to extend the maturities of any borrowings.

Information regarding short-term debt for the three years ended December 31, 2002, 2001 and 2000 is as follows (000 omitted):

	Notes Payable to Banks Balance at End of Year (1)	Weighted Average Interest Rate at End of Year (2)	Maximum Month-end Balance Outstanding During the Year (3)	Average Amount Outstanding During the Year (4)	Weighted Average Interest Rate During the Year (5)
2002	**$ 10,806**	**5.3%**	**$ 10,806**	**$ 8,111**	**6.6%**
2001	7,202	5.2	9,309	8,334	8.8
2000	9,751	8.4	14,505	11,263	9.7

(1) Notes payable by GBC's foreign subsidiaries were $10,806 at December 31, 2002, $7,202 at December 31, 2001, and $9,751 at December 31, 2000.

(2) The weighted average interest rate is computed by dividing the annualized interest expense for the short-term debt outstanding by the short-term debt outstanding at December 31.

(3) The composition of GBC's short-term debt will vary by category at any point in time during the year.

(4) Average amount outstanding during the year is computed by dividing the total daily outstanding principal balances by 365 days.

(5) The weighted average interest rate during the year is computed by dividing the actual short-term interest expense by the average short-term debt outstanding.

8. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps and Interest Rate Cap Agreements

From time to time, GBC has entered into interest rate swap and interest rate cap agreements to hedge its interest rate exposures. Under interest rate swap agreements, GBC agrees with other parties to exchange, at specified intervals, the differences between fixed-rate and floating-rate interest amounts calculated by reference to an agreed-upon notional amount. The swap agreements have various maturity dates through February 2005. GBC has applied hedge accounting for these instruments, and the fair values of the interest rate swap agreements are estimated using the net present value of the anticipated future cash flows. To the extent the hedges are effective, unrealized gains and losses are recorded in Other Comprehensive Income; unrealized gains and losses on ineffective hedges are recognized in the income statement. Selected information related to GBC's interest rate swap agreements is as follows (amounts in millions):

	December 31,	
	2002	2001
Notional amount	**$ 80.0**	$ 110.0
Fair value - net unrecognized (loss) gain	**(2.9)**	(2.6)

GBC is exposed to potential losses in the event of nonperformance by the counterparties to the interest rate swap, although the Company attempts to mitigate this risk by diversifying its counterparties.

Foreign Exchange Contracts

GBC enters into foreign exchange contracts to hedge foreign currency risks. These contracts hedge firmly committed transactions such as inventory purchases, royalties, management fees, and intercompany loans. Gains and losses on foreign exchange contracts are recorded in a comparable manner to the underlying transaction being hedged (e.g., costs related to inventory purchases are recorded to inventory and recognized in cost of sales). Obligations under foreign exchange contracts are valued at either the spot rates or an appropriate forward rate at the respective balance sheet date. Selected information related to GBC's foreign exchange contracts is as follows (amounts in millions):

	December 31,	
	2002	2001
Notional amount	**$ 97.9**	$ 75.2
Fair value-net unrealized (loss) gain (1)	**(1.4)**	(0.2)

(1) As of December 31, 2002, GBC recorded cumulative unrealized losses of approximately $1.5 million in its consolidated statement of income related to hedges of intercompany loans (hedge accounting has not been applied to these transactions). Unrealized gains of approximately $0.1 million related to hedges of intercompany inventory purchases have been recorded in Other Comprehensive Income.

Foreign exchange contracts as of December 31, 2002 had various maturities through December 2003. The unrealized gains and losses are substantially offset by changes in the valuation of the underlying items being hedged.

9. RENTS AND LEASES

GBC has entered into numerous operating leases, primarily for manufacturing and office facilities. Future minimum rental payments required for all non-cancelable lease terms in excess of one year as of December 31, 2002 are as follows (000 omitted):

Year ending December 31,	Operating Lease Payments
2003	$ 13,095
2004	8,333
2005	7,093
2006	6,133
2007	5,642
After 2007	16,304
Total minimum lease payments	$56,600

Total rental expense for the years ended December 31, 2002, 2001 and 2000 was $16.3 million, $16.9 million and $17.6 million, respectively.

10. COMMON STOCK AND STOCK OPTIONS

GBC's Certificate of Incorporation provides for 40,000,000 authorized shares of common stock, $0.125 par value per share, and 4,796,550 shares of Class B common stock, $0.125 par value per share. Each Class B share is entitled to 15 votes and is to be automatically converted into one share of common stock upon transfer thereof. All of the Class B shares are owned by Lane Industries, Inc., GBC's majority stockholder.

The following table illustrates the computation of basic and diluted earnings per share (000 omitted, except per share data):

	Year Ended December 31,		
	2002	2001	2000
Numerator:			
Net (loss) income available to common shareholders	**$ (80,010)**	$ (19,471)	$ 2,433
Denominator:			
Denominator for basic earnings per share – weighted average number of common shares outstanding (1)	**15,883**	15,761	15,725
Effect of dilutive securities:			
Employee stock options (3)	-	-	57
Denominator for diluted earnings per share – adjusted weighted-average shares[1] and assumed conversions	**15,883**	15,761	15,782
Earnings per share – basic (2)	**$ (5.04)**	$ (1.24)	$ 0.15
Earnings per share – diluted (2)	**$ (5.04)**	$ (1.24)	$ 0.15

(1) Weighted average shares includes both Common Stock and Class B Common Stock.

(2) Amounts represent per share amounts for both Common Stock and Class B Common Stock.

(3) As of December 31, 2002, GBC had 1,257,443 dilutive stock options outstanding. These options were not included in the calculation of earnings per share as they would have been anti-dilutive.

GBC has a non-qualified stock option plan for officers, including officers who are directors and other key employees of the Company. Options may be granted at a purchase price of not less than 85% of the fair market value on the date of the grant. Options granted, in most cases, may be exercised in four equal parts over a period not to exceed ten years from the date of grant, except that no part of an option may be exercised until at least one year from the date of grant. Certain options that have been granted may be exercised in two equal parts over a period not to exceed four years. A summary of the stock option activity is as follows (000 omitted):

	Year ended December 31,					
	2002		2001		2000	
	Shares	**Wtd. Avg. Exercise Price**	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Shares under option at beginning of year	**1,831**	**$ 11**	1,062	$ 15	555	$ 25
Options granted	**681**	**13**	1,092	8	589	7
Options exercised	**(149)**	**8**	(69)	7	-	-
Options expired/canceled	**(307)**	**14**	(254)	14	(82)	20
Shares under option at end of year	**2,056**	**12**	1,831	11	1,062	15
Options exercisable	**743**	**11**	577	12	175	19
Weighted average fair value of options granted		**$ 8.89**		$ 5.31		$ 4.65

The 2,056 options outstanding at December 31, 2002 have exercise prices between $7.00 and $30.50 per share, with a weighted average exercise price of $11.92 per share and a weighted average remaining contractual life of 7.43 years.

The following is a summary of stock options outstanding at December 31,2002: (option shares in millions):

Options outstanding				Options exercisable	
Range of exercise prices	Outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Excercisable	Weighted-average exercise price
$ 7-11	1,171	7.7	7.91	606	7.78
$ 12-25	728	8.1	14.48	72	22.30
$ 26-30	157	2.4	29.89	65	29.89
$ 7-30	2,056	7.4	11.92	743	11.12

As of December 31, 2001 and 2000, there were 576,923 and 174,998 options exercisable, respectively, at weighted-average exercise prices of $12.07 and $19.12, respectively.

GBC's stock option plan also provides for the grant of restricted stock units ("RSUs"). The RSUs awarded in 2002 vest 100% in three years. Upon vesting, the RSUs will be converted into common stock of the Company unless the RSU award recipient elects to defer receipt of the shares. In 2002, GBC awarded 102,000 RSUs. Compensation expense is recognized over the vesting period for the value of the RSUs based upon the value of GBC common stock at the issuance date. For 2002, compensation expense of $389,000 was recognized.

11. INCOME TAXES

Income before taxes is as follows (000 omitted):

	Year Ended December 31,		
	2002	2001	2000
United States	**$ (12,637)**	$ (22,085)	$ 5,429
Foreign	**13,696**	(2,235)	1,330
Total (loss) income before taxes	**$ 1,059**	$ (24,320)	$ 6,759

The provision for income taxes is as follows (000 omitted):

	Year Ended December 31,		
	2002	2001	2000
Current expense (benefit):			
Federal	**$ 664**	$ 13	$ 21
State	**80**	36	115
Foreign	**4,664**	3,626	4,490
Total current	**5,408**	3,675	4,626
Deferred (benefit) expense:			
Federal	**(2,286)**	(7,693)	606
State	**(554)**	(1,322)	158
Foreign	**(523)**	491	(1,064)
Total deferred	**(3,363)**	(8,524)	(300)
Total provision (benefit)	**$ 2,045**	$ (4,849)	$ 4,326

GBC's income tax expense (benefit) varies from the statutory Federal income tax expense (benefit) as a result of the following factors (000 omitted):

	Year Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) at U.S. Statutory rate	**$ 371**	$ (8,512)	$ 2,366
State income taxes, net of federal income tax benefit	**(308)**	(835)	177
Net effect of international subsidiaries' foreign tax rates after balance sheet translation gains and losses	**(653)**	4,899	2,782
Net effect of foreign branches and remission of earnings	**575**	(1,817)	(1,674)
Non-tax deductible items	**1,449**	1,101	686
Tax settlement (1)	**(902)**	-	-
Tax credits displaced by net operating loss carrybacks (2)	**1,513**	-	-
Other, net	**-**	315	(11)
Total provision (benefit)	**$ 2,045**	$ (4,849)	$ 4,326

(1) GBC received US Federal income tax refund related to the settlement of an issue arising from one of its domestic subsidiaries.

(2) New US tax legislation enabled GBC to carryback its 2001 domestic tax loss to 1996 and 1997, generating a $7.5 million tax refund. The carryback also displaced previously utilized tax credits, which were written-off because GBC was not able to utilize them before the expiration of the carryover period.

Significant components of GBC's deferred tax assets and liabilities are as follows (000 omitted):

	December 31, 2002	2001
Items creating net deferred tax assets (current):		
Foreign tax credits	**$ -**	$ 2,303
Net operating loss carryovers	**2,267**	-
Inventory valuation	**2,855**	4,462
Foreign deferred tax assets	**1,461**	1,777
Employee benefits	**3,184**	2,825
Restructuring reserves	**3,208**	3,036
Bad debt and sales return allowance	**3,847**	4,406
Other	**3,982**	4,414
Total current deferred tax assets	**20,804**	23,223
Items creating net long-term deferred tax assets (liabilities):		
Depreciation	**(9,573)**	(11,224)
Amortization of intangible assets	**7,618**	(15,736)
Foreign deferred tax liabilities	**(2,362)**	(3,201)
Foreign tax credits	**3,917**	-
Withholding taxes	**(833)**	(833)
FAS 106 post retirement benefits	**1,913**	1,495
Net operating loss carryovers	**19,647**	26,130
Other	**489**	(2,046)
Gross long-term deferred tax assets (liabilities)	**20,816**	(5,415)
Valuation allowance	**(20,014)**	(18,754)
Total long-term deferred assets (liabilities)	**802**	(24,169)
Net deferred tax asset (liability)	**$ 21,606**	$ (946)

At December 31, 2002, the Company has $67.0 million of net operating loss carryforwards available to reduce future taxable income of domestic and international companies. These loss carryforwards expire in the years 2003 through 2023 or have an unlimited carryover period. A valuation allowance of $16.6 million has been provided for a portion of the deferred tax assets related to those loss carryforwards which are expected to expire. GBC determines the valuation allowances by considering currently available data, historical and projected taxable earnings and losses by jurisdiction, the Company's current financial condition and other relevant factors. If GBC is unable to generate sufficient future taxable income, or if there is a material change in the time period within which the underlying temporary differences become taxable or deductible, the Company could be required to increase the valuation allowance against all or a significant portion of its remaining net deferred tax assets resulting in an increase in the effective tax rate.

12. CONTINGENCIES

GBC is currently involved in matters of litigation arising from the normal course of business. None of the litigation matters either individually or in the aggregate is material to the Company. Accruals have been provided related to such matters based upon management's current estimate of the most likely outcomes. Based upon consultation with legal counsel, GBC believes that if any additional liabilities were to arise from these matters that they would not have a material effect on the Company's financial position, results of operations or cash flows.

13. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

During 2002, GBC continued to evaluate its organization and created two new business groups - Commercial and Consumer ("CCG") and Industrial and Print Finishing ("IPFG"). The CCG was created through the combination of the former Document Finishing and Office Products Groups and is responsible for marketing the Company's binding, laminating, visual display (writing boards, bulletin boards, easels, etc.), and other products for use by consumers and commercial customers. The Industrial and Print Finishing Group, which is comprised of the former Films Group and what was the Automated Products division of the Document Finishing Group, targets "print-for-pay" and other finishing customers who use GBC's professional grade finishing equipment and supplies. GBC's internal management reporting was not modified in 2002 to reflect the new business groups, therefore, the Company's segment reporting continues to be presented based upon four primary disaggregated business groups - Document Finishing, Films, Office Products and Europe.

The Office Products Group's revenues are primarily derived from the sale of binding and laminating equipment and supplies, document shredders, visual display products and desktop accessories through indirect channels (resellers) including office product superstores, contract/commercial stationers, wholesalers, mail order companies and retail dealers. The Document Finishing Group's revenues are primarily derived from sales of binding and punching equipment and related supplies, custom binders and folders, and maintenance and repair services. The Films Group's revenues are primarily derived through sales of thermal and pressure sensitive films, mid-range and commercial high-speed laminators and large-format digital print laminators. The Document Finishing Group's and the Films Group's products and services are sold through direct and dealer channels to the general office markets, commercial reprographic centers, educational and training markets, commercial printers, and to government agencies. The Europe Group distributes the Office Products and Document Finishing Groups' products to customers in Europe.

Expenses incurred by the four reportable segments described above relate to costs incurred to manufacture or purchase products, as well as selling, general and administrative costs. The Others category presented below includes the results of other entities not assigned to one of the four reportable segments. For internal management purposes and the presentation below, operating income is calculated as net sales less product cost of sales; selling, service and administrative expenses and amortization of other intangibles.

GBC does not separately identify interest expense or income taxes for its operating segments. Additionally, certain expenses of a corporate nature and certain shared service expenses are not allocated to the business groups. Sales between business groups are recorded at cost for domestic business units, and cost plus a normal profit margin for sales between domestic and international business units. GBC's business groups record expenses for certain services provided and expense allocations; however, the charges and allocations between business groups are not significant. As a result of the implementation of SFAS No. 142 (see note 1 Summary of Significant Accounting Policies), goodwill is no longer amortized, and is not included as a component of operating income. Prior years results have been restated to exclude the following amounts of amortization (000 omitted):

	2001	2000
Office Products Group	$ 7,811	$ 7,811
Document Finishing Group	39	39
Films Group	317	317
Europe Group	98	102
Others	1,446	1,454
Total	$ 9,711	$ 9,723

Prior years' results have also been impacted by the implementation of EITF issue No. 01-09 (see note 1, Summary of Significant Accounting Policies). The impact was to reduce both net sales and selling, service and administrative expenses by the amounts provided below (000 omitted). There was no change to operating income.

	2001	2000
Office Products Group	$ 66,933	$ 83,198
Document Finishing Group	504	172
Films Group	12	53
Europe Group	4,873	2,790
All Others	(8)	5
Total	72,314	86,218

The prior periods have been restated for these reporting changes. Certain segment information for the years ended December 31, 2001 and 2000 has been reclassified to conform to the current year presentation. Certain corporate costs formerly included in "all other" have now been reflected in "unallocated corporate items" in the Company's reconciliation of total segment operating income to income before taxes and cumulative effect of accounting change.

Segment data is provided below for the three years ended December 31, 2002, 2001 and 2000 (000 omitted):

	Unaffiliated Customer Sales Year ended December 31,			Affiliated Customer Sales Year ended December 31,		
	2002	2001	2000	**2002**	2001	2000
Office Products Group	**$ 234,949**	$ 225,903	$ 294,735	**$ 6,283**	$ 4,457	$ 5,443
Document Finishing Group	**185,882**	194,439	208,417	**14,320**	21,262	21,518
Films Group	**143,993**	150,785	167,460	**21,599**	14,966	14,848
Europe Group	**95,886**	100,564	108,002	**12,663**	14,940	20,532
Others	**41,018**	40,252	45,967	**-**	-	40
Eliminations	**-**	-	-	**(54,865)**	(55,625)	(62,381)
Total	**$ 701,728**	$ 711,943	$ 824,581	**$ -**	$ -	$ -

	Operating Income Year ended December 31,			Total Segment Assets December 31,		
	2002	2001	2000	**2002**	2001	2000
Office Products Group	**$ 28,717**	$ 25,903	$ 40,297	**$ 301,677**	$ 402,479	$ 373,744
Document Finishing Group	**18,478**	22,103	26,227	**185,234**	167,467	120,427
Films Group	**25,466**	26,176	34,720	**244,039**	222,701	213,433
Europe Group	**1,359**	(675)	(3,752)	**126,511**	119,644	131,650
Other	**3,563**	2,030	1,857	**83,462**	83,551	97,820
Eliminations	**-**	-	-	**(388,945)**	(276,672)	(175,766)
Total	**$ 77,583**	$ 75,537	$ 99,349	**$ 551,978**	$ 719,170	$ 761,308

The following is a reconciliation of segment operating income to income before taxes and cumulative effect of accounting change (000 omitted):

	Year Ended December 31,		
	2002	2001	2000
Total segment operating income	**$ 77,583**	$ 75,537	$ 99,349
Unallocated corporate items	**(26,236)**	(29,337)	(30,717)
Inventory rationalization and write-down charges	**(1,049)**	(8,843)	-
Amortization of goodwill	**-**	(9,711)	(9,723)
Interest Expense	**(39,898)**	(37,153)	(45,532)
Restructuring and other expenses (1)	**(9,094)**	(15,818)	(4,508)
Other expense (income)	**(247)**	1,005	(2,110)
Income before taxes and cumulative effect of accounting change	**$ 1,059**	$ (24,320)	$ 6,759

(1) In 2001, $2,396 of charges primarily related to product inventory rationalization were included in sales and cost of sales but not allocated to operating groups in GBC's internal management reporting.

No single customer accounts for more than 10% of GBC's net sales. GBC does however, have certain major customers.

GBC's products are sold primarily in North America, Latin America, Europe, Japan and Australia to office products resellers and directly to end-users in the business, education, commercial/professional and government markets. GBC has a large base of customers; however, the loss of, or major reduction in business or failure to collect receivables from one or more of GBC's major customers could have a material adverse effect on GBC's financial position or results of operations.

Financial information for the three years ended December 31, 2002, 2001 and 2000, by geographical area is summarized below. Export sales to foreign customers ($7.7 million in 2002, $8.6 million in 2001, and $10.2 million in 2000) have been classified in the following tables as part of the United States sales (000 omitted):

	Unaffiliated Customer Sales Year ended December 31,			Long-lived Assets December 31,		
	2002	2001	2000	**2002**	2001	2000
US	**$ 459,836**	$ 465,562	$ 568,014	**$ 355,826**	$ 472,391	$ 494,039
Europe	**132,417**	135,365	136,108	**17,932**	22,933	32,505
Other International	**109,475**	111,016	120,459	**21,215**	20,182	15,185
Eliminations	**-**	-	-	**(108,294)**	(101,388)	(101,046)
	$ 701,728	$ 711,943	$ 824,581	**$ 286,679**	$ 414,118	$ 440,683

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2002 and 2001 was as follows (000 omitted, except per share data):

	Three Months Ended			
2002	March 31	June 30	September 30	December 31
Sales	$ 172,262	$ 174,336	$ 175,911	$ 179,219
Gross profit (1)	65,940	69,746	69,321	72,720
(Loss) income before taxes	(5,652)	1,730	356	4,625
Net (loss) income	(84,893)	2,097	(421)	3,207
Net (loss) income per common share:				
Basic	$ (5.34)	$ 0.13	$ (0.03)	$ 0.20
Diluted	(5.34)	0.13	(0.03)	0.20

	Three Months Ended			
2001	March 31	June 30	September 30	December 31
Sales	$ 191,800	$ 180,670	$ 179,000	$ 160,473
Gross Profit (1)	73,721	69,365	69,579	55,309
(Loss) income before taxes	(2,016)	(4,370)	(272)	(17,662)
Net (loss) income	(1,108)	(4,320)	(231)	(13,812)
Net (loss) income per common share:				
Basic	$ (0.07)	$ (0.27)	$ (0.01)	$ (0.89)
Diluted	(0.07)	(0.27)	(0.01)	(0.89)

(1) Gross profit is computed as sales less cost of sales.

SUPPLEMENTAL INFORMATION—SELECTED FINANCIAL DATA

(000 omitted, except per share and ratio data):

	2002	2001	2000	1999	1998
Net Sales (1)	**$ 701,728**	$ 711,943	$ 824,581	$ 835,550	$ 876,821
Net income (loss) before cumulative effect of accounting change (3)	**(986)**	(19,471)	2,433	(56,676)	23,792
Net (loss) income (3)	**(80,010)**	(19,471)	2,433	(56,676)	23,792
Net (loss) income per Common Share (2)					
Basic	**$ (5.04)**	$ (1.24)	$ 0.15	$ (3.60)	$ 1.51
Diluted	**(5.04)**	(1.24)	0.15	(3.60)	1.50
Cash Dividends declared per Common Share (2)	**-**	-	-	0.30	0.45
Capital expenditures	**9,010**	14,897	19,609	22,823	29,926
Current assets	**265,299**	305,052	320,625	359,033	398,643
Current liabilities	**161,161**	139,729	161,300	168,727	157,218
Working capital	**104,138**	165,323	159,325	190,306	241,425
Current ratio	**1.6**	2.2	2.0	2.1	2.5
Total assets	**$ 551,978**	$ 719,170	$ 761,308	$ 822,492	$ 885,838
Long-term debt	**314,766**	410,668	397,005	454,459	490,591
Stockholders' equity	**42,131**	123,855	147,679	149,611	203,187

(1) In 2002, GBC adopted EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Prior period financial statements have been restated to reflect this change.

(2) Amounts represent per share amounts for both Common Stock and Class B Common Stock.

(3) In 2002, GBC adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The cumulative effect of accounting change related to the adoption of SFAS No. 142 was $79.0 million, net of taxes.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Principal Market and Price Range

The following table shows the range of closing prices for GBC's Common Stock, $0.125 par value, as quoted on the NASDAQ National Market System for the calendar quarters indicated below:

	Share Prices					
	2002			2001		
	High	**Low**	**Close**	High	Low	Close
First quarter	**$ 14.66**	**$ 11.86**	**$ 14.66**	$ 9.81	$ 6.50	$ 8.50
Second quarter	**20.00**	**14.85**	**16.73**	11.25	7.20	10.60
Third quarter	**19.65**	**14.50**	**15.85**	14.00	10.31	11.10
Fourth quarter	**15.40**	**8.48**	**8.48**	12.91	7.30	12.91

Approximate Number of Equity Security Holders

Title of Class	Number Shareholders of Record as of February 28, 2003
Common Stock, $0.125 par value	649*
Class B Common Stock, $0.125 par value	1

*Per the latest report from the Transfer Agent. Each security dealer holding shares in a street name for one or more individuals is counted as only one shareholder of record.

Dividends Paid

As discussed in note 7 to the consolidated financial statements, GBC is restricted from paying dividends through the maturity date of the Facility in 2004.

ELEVEN-YEAR SUMMARY — FINANCIAL HIGHLIGHTS

(000 omitted, except per share and ratio data)

	2002	2001	2000	1999
FOR THE YEAR				
Domestic sales (1)	**452,103**	456,947	557,738	536,554
International sales (1)	**249,625**	254,996	266,843	298,996
Net sales (1)	**701,728**	711,943	824,581	835,550
Net (loss) income	**(80,010)**	(19,471)	2,433	(56,676)
DATA PER COMMON SHARE				
Net (loss) income per common share (2)				
Basic	**(5.04)**	(1.24)	0.15	(3.60)
Diluted	**(5.04)**	(1.24)	0.15	(3.60)
Cash dividends per share of Common Stock	**-**	-	-	.30
Shareholders' equity per share of Common Stock	**2.65**	7.84	9.39	9.51
AT YEAR END				
Current assets	**265,299**	305,052	320,625	359,033
Current liabilities	**161,161**	139,729	161,300	168,727
Working capital	**104,138**	165,323	159,325	190,306
Total assets	**551,978**	719,170	761,308	822,492
Total debt (3)	**341,420**	418,468	407,303	469,997
Stockholders' equity	**42,131**	123,855	147,679	149,611
OTHER STATISTICS				
Capital expenditures	**9,010**	14,897	19,609	22,893
Depreciation and amortization (4)	**28,412**	39,266	38,693	40,284
Current ratio	**1.6**	2.2	2.0	2.1

(1) GBC adopted EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of a Vendor's Products)," in 2002 by restating financial statements beginning in 1998. Financial statements prior to 1998 were not restated as information was not available to perform such restatements.

(2) Amounts represent per share amounts for both Common Stock and Class B Common Stock based on the average shares outstanding for the year.

(3) Total debt includes notes payable, current maturities of long-term debt, long-term debt, and capital lease obligations.

(4) GBC adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Under SFAS No. 142 goodwill is no longer amortized. In 2001, goodwill amortization was $9,711.

1998	1997	1996	1995	1994	1993	1992
576,346	543,361	349,809	293,188	274,319	246,790	235,927
300,475	226,640	187,027	165,203	146,130	129,348	132,716
876,821	770,001	536,836	458,391	420,449	376,138	368,643
23,792	28,667	25,213	21,500	15,703	14,994	16,380
1.51	1.82	1.60	1.37	1.00	0.95	1.04
1.50	1.80	1.59	1.36	0.99	0.95	1.03
.45	.44	.43	.42	.41	.40	.37
12.93	12.12	10.93	9.80	8.96	8.47	7.99
398,643	327,745	237,214	180,648	171,154	145,351	141,234
157,218	152,102	112,129	83,828	84,604	64,760	67,045
241,425	175,643	125,085	96,820	86,550	80,591	74,189
885,838	692,914	393,706	298,872	284,278	251,109	241,807
519,025	365,039	119,212	61,823	66,508	48,622	48,026
203,187	191,043	172,132	154,141	141,089	133,531	126,130
29,926	29,619	27,778	15,046	12,788	10,595	9,795
33,913	27,208	15,018	12,814	12,081	10,747	10,775
2.5	2.2	2.1	2.2	2.0	2.2	2.1

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

GBC's Transfer agent can help with a variety of shareholders-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Please contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
Phone: 312.360.5256
Fax: 312.601.4332
Email: www.web.queries@computershare.com
Website: www-us.computershare.com

INVESTOR RELATIONS

Investors can obtain additional financial information, including notices of upcoming releases of financial information and conference calls, by accessing the Investor Relations section of GBC's website at www.gbc.com or by contacting:

GBC Investor Relations
c/o Paul J. Bors
One GBC Plaza
Northbrook, IL 60062
Phone: 847.291.6187
Fax: 847.291.6438
Email: inv-rel@gbc.com

ANNUAL REPORT AND FORM 10-K

Copies of the Company's Annual Report and the Company's S.E.C. Form 10-K are available without charge by accessing GBC's website at www.gbc.com or by writing to:

GBC Investor Relations
One GBC Plaza
Northbrook, IL 60062-4195

STOCK TRADING

GBC stock is listed on the Nasdaq National Market® under the symbol GBND.

CORPORATE HEADQUARTERS

One GBC Plaza
Northbrook, Illinois
60062-4195 USA

Phone: 847.272.3700
Fax: 847.272.1389

Find GBC on the web at www.gbc.com.

ANNUAL MEETING

Annual Meeting of Shareholders
Thursday, May 22, 2003, 3:30 pm
Chicago Botanic Gardens

Auditorium
1000 Lake Cook Road
Glencoe, Illinois 60022-0400

Phone: 847.835.5440
www.chicago-botanic.org

Parking is complimentary.